EXECUTION VERSION

ACTIVE 234462564

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
by and among:

PARKER PRIVATE HOLDINGS II, LLC,

PARKER PRIVATE MERGER SUB, INC.

and
WEB.COM GROUP, INC.

dated as of
AUGUST 5, 2018

Page

ARTICLE I THE MERGER	2

Section 1.1	The Merger 2

Section 1.2	Closing 2

Section 1.3	Effective Time 2

Section 1.4	Certificate of Incorporation; Bylaws; Directors and Officers 3

Section 1.5	Conversion and Exchange of Shares 3

Section 1.6	Company Equity Awards 4

Section 1.7	Closing of the Company’s Transfer Books 6

Section 1.8	Surrender of Certificates 6

Section 1.9	Withholding Rights 8

Section 1.10	Transfer Taxes 8

Section 1.11	Appraisal Rights 8

Section 1.12	Further Action 9

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY	9

Section 2.1	Organization 10

Section 2.2	Capitalization 10

Section 2.3	Authorization; No Conflict 12

Section 2.4	Subsidiaries 13

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Section 2.5	SEC Reports and Financial Statements 14

Section 2.6	Absence of Material Adverse Changes, etc 16

Section 2.7	Litigation 16

Section 2.8	Information Supplied 16

Section 2.9	Broker’s or Finder’s Fees 16

Section 2.10	Employee Plans 16

Section 2.11	Opinion of Financial Advisor 18

Section 2.12	Taxes 19

Section 2.13	Environmental Matters 20

Section 2.14	Compliance with Laws 21

Section 2.15	Intellectual Property 22

Section 2.16	Employment Matters 25

Section 2.17	Insurance 26

Section 2.18	Material Contracts 26

Section 2.19	Properties 28

Section 2.20	Grants 29

Section 2.21	Inapplicability of Anti-takeover Statutes 29

Section 2.22	Anti-Corruption Matters 29

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ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	30

Section 3.1	Valid Existence 30

Section 3.2	Authority; Binding Nature of Agreement 31

Section 3.3	Non-Contravention 31

Section 3.4	No Legal Proceedings Challenging the Merger 32

Section 3.5	Activities of Merger Sub 32

Section 3.6	Information Supplied 32

Section 3.7	No Other Company Representations or Warranties 32

Section 3.8	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans 33

Section 3.9	Financing 34

Section 3.10	Limited Guarantee 36

Section 3.11	Solvency 36

Section 3.12	Ownership of Company Common Stock 36

Section 3.13	Certain Agreements with Management 37

Section 3.14	Interest in Competitors 37

Section 3.15	Broker's or Finder’s Fees 37

ARTICLE IV COVENANTS	37

Section 4.1	Access and Investigation 37

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Section 4.2	Operation of the Company’s Business 38

Section 4.3	Proxy Statement 42

Section 4.4	Company Stockholders’ Meeting 44

Section 4.5	Acquisition Proposals 45

Section 4.6	Consents; Filings; Reasonable Best Efforts 51

Section 4.7	Public Announcements 52

Section 4.8	Director and Officer Liability 53

Section 4.9	Director Resignations 55

Section 4.10	Notification of Certain Events 55

Section 4.11	Transaction Litigation 56

Section 4.12	Rule 16b-3 56

Section 4.13	Confidentiality 56

Section 4.14	Approval of Sole Stockholder of Merger Sub; Obligations of Merger Sub 56

Section 4.15	Financing 56

Section 4.16	Financing Cooperation and Indemnification 60

Section 4.17	Stock Exchange Delisting 64

Section 4.18	Takeover Statutes 64

Section 4.19	Employee Matters 64

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ARTICLE V CONDITIONS TO MERGER	65

Section 5.1	Conditions to Each Party’s Obligation to Effect the Merger 65

Section 5.2	Conditions to Obligation of the Company to Effect the Merger 65

Section 5.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger 66

Section 5.4	Frustration of Closing Conditions 67

ARTICLE VI TERMINATION	67

Section 6.1	Termination 67

Section 6.2	Effect of Termination 69

Section 6.3	Expenses; Termination Fees 69

ARTICLE VII MISCELLANEOUS PROVISIONS	72

Section 7.1	Amendment or Supplement 72

Section 7.2	Extension of Time, Waiver, etc 73

Section 7.3	No Additional Representations; No Survival 73

Section 7.4	Entire Agreement; No Third Party Beneficiary 73

Section 7.5	Applicable Law; Jurisdiction 74

Section 7.6	Specific Enforcement 75

Section 7.7	Assignment 76

Section 7.8	Notices 77

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Section 7.9	Severability 78

Section 7.10	Construction 78

Section 7.11	Counterparts; Signatures 79

Section 7.12	Lender Limitations 79

Section 7.13	Disclaimer 80

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (“Agreement”) dated as of August 5, 2018 (the “Agreement Date”) by and among Parker Private Holdings II, LLC, a Delaware limited liability company (“Parent”), Parker Private Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Web.com Group, Inc., a Delaware corporation (the “Company”), amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of June 20, 2018, by and among the parties hereto (the “Original Agreement”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
WHEREAS, the parties desire to amend and restate the Original Agreement in its entirety on the terms and subject to the conditions set forth herein;
WHEREAS, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) pursuant to which, except as otherwise provided herein, all of the issued and outstanding shares of Company Common Stock will be cancelled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of this Agreement;
WHEREAS, the board of directors of the Company (the “Company Board”) has duly (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) adopted this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for their approval and (iv) resolved to recommend that the stockholders of the Company approve this Agreement;
WHEREAS, the board of directors of Merger Sub has unanimously adopted, and the managing member of Parent has unanimously adopted, in each case, this Agreement and the transactions contemplated hereby, including the Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent has delivered to the Company the limited guarantee of Siris Partners III, L.P., Siris Partners III Parallel, L.P., Siris Partners IV, L.P., and Siris Partners IV Parallel, L.P. (collectively, the “Guarantors”), dated as of the Agreement Date, in favor of the Company with respect to certain obligations of Parent and Merger Sub under this Agreement (as amended, restated, supplemented, modified or waived, the “Limited Guarantee”) as specified in the Limited Guarantee; and
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger, in each case, as set forth herein.
AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:
Article I
THE MERGER
Section 1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (hereinafter referred to as the “Surviving Corporation”) and a wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 1.2    Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place via the electronic exchange of signatures and documentation as soon as practicable, but in any event within three (3) Business Days, following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article V (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions); provided, however, the Closing may occur on such other date or at such other time and place as agreed to in writing by Parent and the Company; provided, further, that documents may be delivered and exchanged at the Closing by facsimile, PDF or other electronic means; provided, further, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article V (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions), the Closing shall occur on the date following the satisfaction or, to the extent permitted hereunder, waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent in writing on no fewer than three (3) Business Days’ notice to the Company and (b) the second (2nd) Business Day following the final day of the Marketing Period.
Section 1.3    Effective Time. Subject to the terms and conditions set forth herein, as soon as practicable following the fulfillment or waiver of all of the conditions set forth in Article V, on the Closing Date, the parties shall file the certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) together with any required related certificates, filings and recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware or such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).
Section 1.4    Certificate of Incorporation; Bylaws; Directors and Officers.
(a)    The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety at the Effective Time to read as set forth in Exhibit B hereto, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation (the “Surviving Charter”) until thereafter amended in accordance with the DGCL and such Surviving Charter, subject to Section 4.8.
(b)    The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws (as so amended, the “Bylaws”), subject to Section 4.8.
(c)    From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter and the Bylaws.
Section 1.5    Conversion and Exchange of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub, Parent, the Company or any stockholder of the Company or Merger Sub:
(i)    each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (“Shares”) (other than (x) shares of Company Common Stock held by the Company, Parent or Merger Sub or any direct or indirect wholly-owned Subsidiary of either the Company or Parent (“Excluded Shares”) and (y) shares of Company Common Stock with respect to which the holder thereof has not voted in favor of the Merger or consented to it in writing, has demanded the appraisal of such shares in accordance with, and shall have properly exercised and perfected such holder's demand for appraisal rights with respect to such shares in compliance with the provisions of Section 262 of the DGCL (“Dissenting Shares”)) shall be converted into the right to receive, in accordance with this Article I, twenty-eight dollars ($28.00) in cash per share, without interest (the per share cash consideration to be issued to the holders of such Shares, the “Merger Consideration”);
(ii)    each share of Company Common Stock converted into the Merger Consideration pursuant to Section 1.5(a)(i) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any such Shares (each, a “Certificate”) or Shares represented by book-entry (the “Book-Entry Shares”) (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares) shall thereafter represent only the right to receive the Merger

Consideration for each share covered thereby upon surrender of such Certificate or transfer of such Book-Entry Shares in accordance with this Article I;
(iii)    each Excluded Share issued and outstanding immediately prior to the Effective Time, by virtue of the Merger, shall cease to be outstanding and shall be automatically canceled and retired without payment of any consideration therefor and shall cease to exist; and
(iv)    each share of the common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into one (1) newly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)    If, during the period commencing on the Agreement Date and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, merger, issuer tender offer, exchange of shares or other like change with respect to Company Common Stock, then the Merger Consideration shall be appropriately adjusted; provided that the Company shall be required to comply with Section 4.2 in connection with any such action.
Section 1.6    Company Equity Awards.
(a)    Company Options. Neither Merger Sub nor Parent shall assume any Company Options or substitute for any Company Option any option for Merger Sub or Parent equity, in connection with the Merger or any other Transactions. As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any optionholder, except as set forth in Section 1.6(a) of the Company Disclosure Schedules: (i) all Unvested Company Options outstanding as of immediately prior to the Effective Time shall fully vest and become exercisable, and become Vested Company Options, and (ii) to the extent not exercised prior to the Effective Time, each Company Option shall be canceled, with each former holder of any such canceled Company Option becoming entitled to receive, at the Effective Time or as soon as practicable thereafter (but in no event later than three (3) Business Days thereafter), in consideration of the cancellation of such Company Option, an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.9), equal to the product of: (A) the excess, if any, of the Merger Consideration over the exercise price per share of each such Company Option; and (B) the number of shares of Company Common Stock underlying such Company Option; provided, however, that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled and terminated without any cash payment being made in respect thereof.
(b)    Company Restricted Shares.
(i)    As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder thereof, each share of Company Common Stock subject to time-based vesting restrictions granted under a Stock

Plan (a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall become fully vested and nonforfeitable and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration.
(ii)    As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder thereof, each share of Company Common Stock subject to performance-based vesting restrictions granted under a Stock Plan (a “Company Performance Share”) that is outstanding immediately prior to the Effective Time shall become fully vested and nonforfeitable based upon an assumed achievement of one hundred percent (100%) of the target level of performance in each and every performance year remaining. Such vested Company Performance Shares shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration.
(c)    Company RSUs.
(i)    Neither Merger Sub nor Parent shall assume any Company RSU or substitute for any Company RSU any similar award for Merger Sub or Parent equity, in connection with the Merger or any other Transactions.
(ii)    As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time, and without any action on the part of any holder of Company RSUs, all Unvested Company RSUs outstanding as of immediately prior to the Effective Time shall fully vest and become Vested Company RSUs. In the case of Unvested Company RSUs that are subject to performance-based vesting conditions, the number of Unvested Company RSUs that become Vested Company RSUs shall be based upon an assumed achievement of one hundred percent (100%) of the target level of performance in each and every performance year remaining.
(iii)    Each Vested Company RSU that is outstanding immediately prior to the Effective Time shall be canceled at the Effective Time, and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such Vested Company RSU, at the Effective Time or as soon as practicable thereafter (but in no event later than ten (10) Business Days thereafter), an amount in cash (without interest and subject to deduction for any required withholding Tax as contemplated in Section 1.9) equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU; provided that notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Vested Company RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Vested Company RSU if required in order to comply with Section 409A of the Code.
(d)    Payment of Company Options and Vested Company RSUs. Parent shall take all actions necessary so that, no later than three (3) Business Days after the Effective Time (or such later time required by the proviso included in Section 1.6(c)(iii)), the Surviving Corporation shall pay or cause to be paid to each holder of Employee Options and Vested Company RSUs the amounts to which such holder is entitled as determined in accordance with this Section 1.6 through the payroll of the Surviving Corporation or the applicable Company Subsidiary, and shall pay to each holder of Non-Employee Options the amounts to which such holder is entitled as determined in accordance with this Section 1.6 through the standard accounts payable procedures of the Surviving Corporation or the applicable Company Subsidiary. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Options and Company RSUs as of the Effective Time, Parent shall pay such amounts or provide to the Surviving Corporation, on the Closing Date, sufficient cash to pay such amounts.
(e)    Further Actions. The Company Board (or, if appropriate, any committee thereof administering the Stock Plans) shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 1.6, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of a Stock Plan as may be necessary.
Section 1.7    Closing of the Company’s Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further registrations or transfers of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Payment Agent or to the Surviving Corporation or Parent, they shall be marked canceled and shall be exchanged as provided in Section 1.8 below.
Section 1.8    Surrender of Certificates.
(a)    Prior to the Closing Date, Parent shall select a reputable bank or trust company to act as payment agent in the Merger (the “Payment Agent”). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Payment Agent, separate and apart from its other funds, for the purpose of exchanging Merger Consideration for Certificates and Book-Entry Shares (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares), cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 1.5 with respect to such Shares, including, for the avoidance of doubt, the Company Restricted Shares and the Company Performance Shares. The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will invest the funds included in the Payment Fund in the manner directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest or other income resulting from the investment of such funds shall be the property of Parent.
(b)    As promptly as practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, the Surviving Corporation shall cause the Payment Agent to mail to each holder of record of Shares (as of immediately prior to the Effective Time) (A) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Payment Agent)

and/or (B) instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for the Merger Consideration.
(c)    Each holder of shares of Company Common Stock (other than Excluded Shares or Dissenting Shares) shall, upon (A) surrender to the Payment Agent of Certificates for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, such other documents as may be required pursuant to such instructions, and the applicable declaration for Tax withholding purposes, or (B) compliance with the reasonable procedures established by the Payment Agent for delivery of Book-Entry Shares, shall be entitled to receive in exchange therefor, the aggregate Merger Consideration in respect thereof and the Certificates so surrendered and Book-Entry Shares so transferred shall forthwith be canceled, subject to Section 1.9. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or due transfer of the Book-Entry Shares. The Payment Agent shall accept such Certificates and Book-Entry Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered or delivered, as the case may be, each such Certificate or Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration pursuant to this Article I.
(d)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in a reasonable amount as the Surviving Corporation may determine as indemnity against any claim that may be made against it with respect to such Certificate, the Payment Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate. Delivery of such affidavit and the posting of such bond, if so required, shall be deemed delivery of a Certificate with respect to the relevant Common Shares for purposes of this Article I.
(e)    In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered or the Book-Entry Shares so transferred are registered if such Certificates shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and, in each case, the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation and the Payment Agent that such Tax has been paid or is not applicable.
(f)    Any portion of the Payment Fund that remains unclaimed or undistributed to holders of Certificates or Book-Entry Shares as of the date that is one (1) year after the Closing Date shall be delivered to or as directed by the Surviving Corporation upon demand, and any such holder who has not previously complied with this Article I shall thereafter look only to the Surviving Corporation for payment of any such holder’s claim for the Merger Consideration, without any interest thereon. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of any Certificate or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.
(g)    Any portion of the Payment Fund made available to the Payment Agent to pay for Dissenting Shares shall be returned to the Surviving Corporation upon Demand.
Section 1.9    Withholding Rights. Notwithstanding any other provision of this Agreement, each of the Payment Agent, Parent and the Surviving Corporation (each, a “Payor”) shall be entitled to deduct and withhold from the Merger Consideration or other amounts otherwise payable pursuant to this Agreement such amounts as such Payor is required to deduct or withhold and pay over to the appropriate Governmental Authority with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law or under any other applicable Law. Each Payor shall request from and allow recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings. To the extent such amounts are so deducted or withheld and paid over to the appropriate taxing authority by the applicable Payor in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
Section 1.10    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent.
Section 1.11    Appraisal Rights.
(a)    Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 1.5(a)(i), but rather, the holders of Dissenting Shares shall be entitled only to payment of the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL less any applicable Taxes required to be withheld in accordance with Section 1.9 with respect to such payment (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraisal value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided, that, if any such holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under and to the extent set forth in and in accordance with Section 262 of the DGCL (whether occurring before, at or after the Effective Time), then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 1.5(a)(i), and such shares shall not be deemed to be Dissenting Shares.

(b)    The Company shall give Parent: (i) prompt written notice of (A) any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL or any other written communication with the Company that relates to a demand for appraisal or payment with respect to Dissenting Shares; (B) any withdrawal or attempted withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL with respect to the exercise or purported exercise of appraisal rights; and (ii) the opportunity to participate in, at Parent’s election and expense, all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment or settlement offer or settle any such demands prior to the Effective Time with respect to any such demand, notice or instrument. Each holder of Dissenting Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Corporation after giving effect to any withholdings received by applicable Law (but only after the amount thereof shall have been finally determined pursuant to the DGCL), and such shares shall be retired and cancelled as of the Effective Time. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent or the Surviving Corporation or, if the Payment Fund is being administered by the Payment Agent at such time, the Payment Agent, and the aggregate Merger Consideration (and, if applicable, the Payment Fund) shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date.
Section 1.12    Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take and shall take such action.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (i) the reports, schedules, forms, registration statements and other documents (including exhibits and all information incorporated by reference) filed by the Company with the United States Securities and Exchange Commission (the “SEC”) prior to the Agreement Date (in each case, each, an “Available Company SEC Document”), or (ii) the Company Disclosure Schedules (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein; provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Parent of the information required to be disclosed in respect of such other sections)) delivered by the Company to Parent on the Agreement Date (the “Company Disclosure Schedules”), the Company hereby represents and warrants to Merger Sub and Parent as follows:

Section 2.1    Organization. Each of the Company and the Subsidiaries of the Company (the “Company Subsidiaries”) is a corporation, limited liability company or limited partnership duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, foreign qualifications, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect. The copies of the certificate of incorporation and bylaws of the Company which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Company Charter Documents”) are complete and correct copies of such documents and contain all amendments thereto as in effect on the Agreement Date.
Section 2.2    Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 98,200,000 shares of Company Common Stock and (ii) 33,300,693 shares of preferred stock, par value $0.001 per share, (“Company Preferred Stock”). As of the close of business on August 1, 2018 (the “Capitalization Date”): (A) 50,092,668 shares of Company Common Stock were issued and outstanding (including 1,663,922 shares of Company Restricted Shares), (B) 385,001 Company Performance Shares, assuming such awards vest at 100% of target; (C) no shares of Company Preferred Stock were issued or outstanding; (D) 3,643,332 shares of Company Common Stock were held by the Company in its treasury; (E) there were outstanding Company Options to purchase 4,847,777 shares of Company Common Stock; and (F) 226,438 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs, assuming such awards vest at 100% of target. As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 4,262,561 shares of Company Common Stock with an exercise price below the Merger Consideration, assuming cash exercise of such Company Options. The weighted average exercise price of all such Company Options with an exercise price below the Merger Consideration, as of the close of business on the Capitalization Date, was $15.5853096 per share. The Conversion Rate (as defined in the Company Convertible Notes Indenture) in respect of the Company Convertible Notes is 28.5714 shares of Company Common Stock per $1,000 in principal amount of the Company Convertible Notes.
(b)    Since the Capitalization Date and through the Agreement Date, the Company has not authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any of its outstanding capital stock. The issued and outstanding shares of Company Common Stock have been, and all shares that may be issued pursuant to any Stock Plan or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Stock Plans and all award agreement thereunder provide that in the case of Company Equity Awards that are subject to performance-based vesting conditions which are not assumed in a change of control transaction, such Company Equity Awards shall accelerate upon such upon a change of control with respect to one hundred percent (100%) of the shares of Company Common Stock that would vest assuming achievement of one hundred percent (100%) of the target level of performance.
(c)    The Company has made available to Parent or its counsel complete copies of the Stock Plans and the forms of stock option, restricted stock and restricted stock unit awards and agreements evidencing the Company Equity Awards. The Stock Plans are the only material plans under which the Company has issued, granted or awarded stock options, restricted stock, restricted stock units, performance shares or other compensatory equity or equity-based awards that are outstanding as of the Agreement Date. Except with respect to the redemption and repurchase rights and obligations of the Company with respect to the Company Convertible Notes pursuant to the Company Convertible Notes Indenture, the Company does not have any material outstanding contractual obligations to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. Other than the Company Common Stock and the Company Convertible Notes, there are no outstanding bonds, debentures, notes or other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Equity Awards, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in Section 2.2(c) of the Company Disclosure Schedules and the Company Convertible Notes Indenture, neither the Company nor any Company Subsidiary is a party to any material agreement, arrangement or understanding (including any voting agreements, voting trusts or proxies, stockholders agreements, “poison pill” or rights agreement or registration rights agreements) with respect to the voting, registration, sale, purchase or transfer of any capital stock or with respect to other Company securities or securities of any wholly-owned Company Subsidiary.
(d)    Except for the securities (w) set forth in Section 2.2(a), (x) issuable upon the exercise of Company Stock Options, (y) issuable upon the vesting of Company RSUs or (z) the issuance of which is permitted by Section 4.2 or was consented to by Parent, as of the Capitalization Date, (i)  no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, and (ii) there are no outstanding securities, restricted shares, restricted stock units, performance shares or units, options, warrants, calls, rights (including stock appreciation rights and contingent value rights), “phantom” stock or similar securities commitments, agreements, arrangements or undertakings of any kind (other than this Agreement) to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound (the items described in clauses (i) and (ii) of this Section 2.2(d) being referred to collectively as the “Company Securities”) obligating the Company or any of the Company Subsidiaries to (A) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of the Company Subsidiaries, (B) issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking or (C) give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of the capital stock of the Company or any of the Company Subsidiaries. Except with respect to the obligations of the Company with respect to the Company Convertible Notes under the indenture related thereto, there are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any of the Company Securities.

(e)    No shares of Company Common Stock or other equity securities of the Company are owned by any Company Subsidiary.
(f)    As of the Capitalization Date, there were outstanding Company Options with an exercise price equal to or in excess of the Merger Consideration to purchase 585,216 shares of Company Common Stock, assuming cash exercise of such Company Options. None of the outstanding Company Options granted under the Company’s 2005 Equity Incentive Plan were unvested as of the Capitalization Date.
Section 2.3    Authorization; No Conflict.
(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which the Company is a party, to perform its obligations hereunder and thereunder and, subject to the approval of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote in accordance with the DGCL (the “Company Stockholder Approval”), to consummate the Transactions. Except for the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and each other Transaction Document to which the Company is a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any other Transaction Document to which the Company is a party or to consummate the Transactions, other than the Company Stockholder Approval and the filing of the Certificate of Merger pursuant to the DGCL. Each of this Agreement and each other Transaction Document that the Company is a party to has been, or will at the Closing be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.
(b)    The Company Board, at a meeting duly called and held, and as of the Agreement Date not subsequently rescinded or modified in any way, duly adopted resolutions (i) adopting this Agreement and the Transactions, including the Merger, (ii) determining that the terms of the Merger and the other Transactions are advisable and fair to and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for their approval, and (iv) recommending that the stockholders of the Company approve the Merger and this Agreement.
(c)    Subject to the Company Stockholder Approval, neither the execution, delivery or performance by the Company of this Agreement or any other Transaction Document to which the Company is a party nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws or other similar organizational documents of the Company or any of the Company Subsidiaries, (ii) except as set forth in Section 2.3(c) of the Company Disclosure Schedules, result in a violation or breach of, or constitute a default

(or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by the Company under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries pursuant to the terms, conditions or provisions of, any Company Material Contract or (iii) subject to obtaining or making the approvals, filings and notifications referred to in Section 2.3(d) below, violate any judgment, ruling, order, writ, injunction or decree (“Judgment”) or any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, other than any such event described in items (ii) or (iii) which, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect (excluding the exception in clause (vii) in the definition of Company Material Adverse Effect).
(d)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority (a "Governmental Approval") is necessary to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party or the consummation by the Company of the Transactions, except for (i) compliance with the DGCL, with respect to the filing of the Certificate of Merger, (ii) compliance with and submission of filings, forms, declarations, notifications, registrations and notices required to be filed with Governmental Authorities under any Antitrust Law, (iii) compliance with the rules and regulations of NASDAQ, (iv) compliance with the applicable requirements of the Exchange Act, (v) compliance with the “blue sky” Laws of various states, (vi) based in part on the representations of Parent and Merger Sub in Section 3.3(b), the approvals, filings and notifications imposed by applicable Laws that are set forth in Section 2.3(d) of the Company Disclosure Schedules, and (vii) such other Governmental Approvals where the failure to obtain or take such action, individually or in the aggregate, has not had or would not reasonably be expected to have or result in a Company Material Adverse Effect (excluding the exception in clause (vii) in the definition of Company Material Adverse Effect).
Section 2.4    Subsidiaries.
(a)    As of the Agreement Date, the Company Subsidiaries and their respective jurisdictions of organization are identified in Section 2.4(a) of the Company Disclosure Schedules.
(b)    All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each Company Subsidiary are, where applicable, duly authorized, validly issued, fully paid and nonassessable, and such shares, securities or interests are owned by the Company or by a Company Subsidiary free and clear of any Liens (other than Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any Company Subsidiary convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Company Subsidiary, (ii) subscriptions, warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or other obligations of the Company or any Company Subsidiary to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Company Subsidiary or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, any Company Subsidiary (the items in clauses (i) through (iii) together with any capital stock or other voting securities of, or ownership interests in, any Company Subsidiary being referred to collectively as the “Company Subsidiary Securities”).
(c)    There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary. There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for Equity Interests in the Company Subsidiaries or as set forth in Section 2.4(c) of the Company Disclosure Schedules, the Company does not own, directly or indirectly, any capital stock and/or other voting securities of or ownership interest in any Person.
Section 2.5    SEC Reports and Financial Statements.
(a)    Except as set forth in Section 2.5(a) of the Company Disclosure Schedules, since January 1, 2015, the Company has timely filed or furnished (subject to and including the extension periods permitted under, and in compliance with, Rule 12b-25 promulgated under the Exchange Act) with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto, the “Company SEC Reports”) required to be filed or furnished by the Company with the SEC from and after January 1, 2015. As of their respective filing dates, and giving effect to any amendments or supplements thereto filed prior to the Agreement Date, the Company SEC Reports filed on or prior to the Agreement Date have complied, and each Company SEC Report filed subsequent to the Agreement Date will comply, in all material respects as to form with the requirements of the Securities Act, the Exchange Act, and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports filed on or prior to the Agreement Date contained at the time it was filed, and none of the Company SEC Reports filed subsequent to the Agreement Date will contain at the time it is filed, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.
(b)    Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(c)    The consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the

Company SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments). Except as reflected in the Company Financial Statements or for liabilities incurred since the Company Balance Sheet Date in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto which, individually or in the aggregate, has had a Company Material Adverse Effect.
(d)    The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and a system of internal controls over financial reporting (as defined in Rules 13a-15 and 15d-15(f) under the Exchange Act) that are reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. Except as disclosed in Company SEC Reports, as of December 31, 2017, (i) no material weakness or significant deficiency was identified in management’s assessment in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) no fraud, to the Knowledge of the Company, whether or not material, was identified involving management or other employees who have a significant role in internal controls (nor has any such weakness, deficiency or fraud been identified between that date and the Agreement Date).
(e)    The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.
(f)    There are no unconsolidated Company Subsidiaries or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K of the SEC that have not been described in the Company SEC Reports.
(g)    The Company has previously made available to Parent true and complete copies of all comment letters received from the SEC and its responses thereto, to the extent that such letters and responses have not been published on the SEC’s EDGAR site. As of the Agreement Date, there are no outstanding or unresolved comments in letters received from the SEC (or the staff of the SEC) with respect to the Company SEC Reports.

Section 2.6    Absence of Material Adverse Changes, etc. Since the Company Balance Sheet Date through the Agreement Date, (a) the Company and the Company Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been or occurred any event, condition, change, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) neither the Company nor any of the Company Subsidiaries has taken any action that would be prohibited by clauses (iv), (v), (vi), (viii), (ix), (xi), (xii), (xiii), (xvii) or (xviii) (to the extent clause (xviii) relates to the aforementioned clauses) of Section 4.2(b) if taken without the consent of Parent after the Agreement Date.
Section 2.7    Litigation. Except as set forth in Section 2.7 of the Company Disclosure Schedules, as of the Agreement Date, there are no material Legal Proceedings pending against the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, threatened against, the Company or any of the Company Subsidiaries. There are no material Judgments of any Governmental Authority or Person outstanding or in effect against the Company or any of the Company Subsidiaries.
Section 2.8    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement that is contained or incorporated by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the Exchange Act. No representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.
Section 2.9    Broker’s or Finder’s Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (the “Company Financial Advisors”) no agent, broker, Person or firm acting on behalf of the Company or any Company Subsidiary or under the Company’s or any Company Subsidiary’s authority is or will be entitled to any commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions. Section 2.9 of the Company Disclosure Schedules sets forth the estimated maximum aggregate amount of fees that the Company Financial Advisors may be entitled to in connection with this Agreement and the Transactions.
Section 2.10    Employee Plans.
(a)    Section 2.10(a) of the Company Disclosure Schedules sets forth all material Company Employee Benefit Plans and material Company Employee Agreements (collectively, the “Company Plans”), and identifies the country in which such Company Plan is maintained.

(b)    Except as set forth in Section 2.10(b) of the Company Disclosure Schedules, with respect to each Company Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each written Company Plan and Company Employee Agreement and all amendments thereto, if any; (ii) the current summary plan description and any material modifications thereto, if any, or a written summary with respect to any plan for which no summary plan description exists; (iii) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service, if any; (iv) the Form 5500 Annual Return/Report and accompanying schedules and attachments for the most recently completed plan year, if any; (v) the most recently prepared actuarial reports and financial statements, if any; and (vi) all material correspondence within the preceding three (3) years to or from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, or other governmental agency relating to any audit, investigation or voluntary correction of such Company Plan.
(c)    Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter (or, if applicable, is entitled to rely on an advisory or opinion letter) from the Internal Revenue Service that has not been revoked, and to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to adversely affect the qualified status of any such Company Employee Benefit Plan or result in the imposition of any material liability, penalty or Tax under ERISA or the Code.
(d)    (i) Each Company Plan has been operated and administered in all material respects in accordance with its provisions and in compliance with all applicable provisions of ERISA and the Code; and (ii) all payments and contributions required to be made under the terms of any Company Plan have been made or the amount of such payment or contribution obligation has been reflected in the financial statements included in the currently applicable Available Company SEC Documents which are publicly available prior to the Agreement Date.
(e)    In the last six (6) years, neither the Company nor any Company Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, and neither the Company nor any Company Affiliates otherwise has any liability (including any contingent liability) with respect to, (i) a plan that is subject to Sections 412 of the Code or Section 302 or Title IV of ERISA, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. No Company Employee Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).
(f)    Except as otherwise provided in this Agreement or as set forth in Section 2.10(f) of the Company Disclosure Schedules, neither the execution of this Agreement nor the Company Stockholder Approval nor the consummation of the Transactions will (either alone or together with any other event) (i) entitle any current or former Company Employee to any payment or benefit, including any bonus, retention, severance or retirement payment or benefit; or (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Plan.

(g)    Except as set forth in Section 2.10(g) of the Company Disclosure Schedules, (i) neither the execution of this Agreement, Company Stockholder Approval nor the consummation of the Transactions (either alone or together with any other event) will, or would reasonably be expected to, result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code and (ii) no Company Plan, and neither the Company nor any Company Subsidiary, provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.
(h)    Each Company Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies in all material respects with, and the Company and all Company Subsidiaries have materially complied in practice and operation with, all applicable requirements of Section 409A of the Code.
(i)    None of the Company, any Company Subsidiary or any Company Plan provides or has an obligation to provide any post-retirement medical benefits (whether insured or self-insured) to any current or former Company Employee (other than coverage mandated by applicable Law, including benefits required to be provided to avoid excise Tax under Section 4980B of the Code). The Company and each Company Affiliate have complied in all material respects with Section 4980B of the Code or Part 6 of Subtitle B under Title I of ERISA or similar applicable Law.
(j)    There is no action, suit, investigation, audit, proceeding or claim pending or, to the Knowledge of the Company, threatened against any Company Plan before any court or arbitrator or any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.
(k)    Neither the Company nor any Company Subsidiary has been a party to, a sponsoring employer of, or otherwise is under any liability or obligation with respect to any defined benefit pension scheme, final salary scheme or any death, disability or retirement benefit calculated by reference to age, salary or length of service or any of them, for employees working outside of the U.S. Neither the Company nor any Company Subsidiary has discriminated against, or in relation to, any employees on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, or religion or belief in providing pension, lump-sum, death, ill-health, disability or accident benefits (to the extent such grounds are legally protected categories locally) such that the Company or any Company Affiliate could reasonably be subject to material liability relating thereto.
Section 2.11    Opinion of Financial Advisor. The Board has received from each Company Financial Advisor an opinion, dated as of the Agreement Date, to the effect that, as of the date of such opinion, on the basis of and subject to the assumptions, limitations, qualifications and other matters set forth in therein or considered in the preparation thereof, the Merger Consideration to be received by the holders of Shares in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. Signed copies of such opinions have been made available to Parent solely for informational purposes.

Section 2.12    Taxes. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:
(a)    (i) each of the Company and each Company Subsidiary has duly and timely filed (taking into account any validly obtained extensions for filing) all material Tax Returns required to be filed by, or on behalf of, the Company or any Company Subsidiary in the manner prescribed by applicable Law, except as set forth in Section 2.12(a) of the Company Disclosure Schedules, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct in all material respects; (ii) all Taxes due and payable (whether or not shown on such Tax Returns) have been timely paid in full and the Company and each Company Subsidiary has made adequate provision (or adequate provision has been made on its behalf) in accordance with GAAP on the appropriate financial statements for all Taxes that accrued as of the Company Balance Sheet Date that are not yet due, except with respect to matters contested in good faith or for which adequate reserves have been established on the appropriate financial statements in accordance with GAAP; (iii) no written claim has ever been made by any Governmental Authority in any jurisdiction where the Company or any Company Subsidiary does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction; and (iv) except as set forth in Section 2.12(a) of the Company Disclosure Schedules, there are no Liens on any of the assets, rights or properties of the Company or any Company Subsidiary with respect to Taxes, other than Permitted Liens;
(b)    except as set forth in Section 2.12(b) of the Company Disclosure Schedules, (i) there is no claim, audit, action, suit, proceeding or investigation currently pending or, to the Knowledge of the Company, threatened against, or with respect to, the Company or any Company Subsidiary in respect of any Tax or material Tax asset; and (ii) there are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Company Subsidiary may be subject other than in connection with customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business;
(c)    neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);
(d)    none of the Company or any Company Subsidiary will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Agreement Date as a result of any change in method of accounting, closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) entered into prior to the Closing Date, intercompany transaction, installment sale or open transaction made on or prior to the Closing Date, or election under Section 108(i) of the Code or prepaid amount received outside the ordinary course of business, in each case for a taxable period ending on, or prior to, the Agreement Date or as a result of any election under Section 965(h) of the Code. There are no Tax rulings or requests for rulings relating to Taxes for which the Company or any Company Subsidiary may be liable that could affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(e)    except as set forth in Section 2.12(e) of the Company Disclosure Schedules: (i) none of the Company or any Company Subsidiary is a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not Taxes) and customary indemnification provisions under acquisition agreements in which an Acquired Corporation was the purchaser); (ii) within the past six (6) years, none of the Company or any Company Subsidiary has been a member of an Affiliated Group, other than the Affiliated Group of which the Company is the common parent; and (iii) none of the Company or any Company Subsidiary has any liability for the Taxes of any other Person (other than the Company and Company Subsidiaries) under Treasury Regulation Sections 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor;
(f)    all Taxes which the Company or any Company Subsidiary is, or has been, required by any Law to withhold or to collect for payment have been duly withheld or collected on behalf of its respective employees, independent contractors or other third parties and have been timely paid to the appropriate Governmental Authority or other Person or properly set aside in accounts for this purpose, and the Company and each Company Subsidiary has complied in all material respects with all reporting requirements related to such Taxes;
(g)    the Company is a domestic corporation and a class of stock of the Company is regularly traded on an established securities market within the meaning of Section 1.1445-2(c)(2) of the Treasury Regulations; and
(h)    within the past two (2) years, none of the Company or any Company Subsidiary distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction treated by the parties thereto as one to which Section 355 or Section 361 of the Code (or any similar provision of state, local or foreign Law) applied.
Section 2.13    Environmental Matters.
(a)    Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect:
(i)    The Company and the Company Subsidiaries have been at all times and are now in compliance, in all material respects, with all applicable Environmental Laws and there are no pending or, to the Knowledge of the Company, threatened demands, claims, information requests or notices of noncompliance or violation regarding the Company or any Company Subsidiary relating to any liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under, any Environmental Law, or for personal injury or property damage due to Hazardous Substances.
(ii)    There are no conditions on, at, under or migrating to or from any real property (including groundwater) currently or formerly owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to give rise to any violation by the Company or any Company Subsidiary of or result in any material liability to by the Company or any Company Subsidiary under any Environmental Laws.

(iii)    All material permits, notices, reports, approvals and authorizations, if any, required to be obtained or filed in connection with the operation of the Company’s and the Company Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by the Company or any Company Subsidiary have been duly obtained or filed, are currently in effect, and the Company and the Company Subsidiaries are in compliance with the terms and conditions of all such permits, notices, reports, approvals and authorizations.
(iv)    The Company or any of the Company Subsidiaries businesses do not presently anticipate that any expenditure of $250,000 or more (whether for a single project or an aggregate of several projects) over the next five (5) years will be necessary to comply with existing or anticipated Environmental Law requirements applicable to the Company's or any Company Subsidiaries’ operations, or to defend and resolve any claims made or, to the Company’s Knowledge threatened under Environmental Laws, and there are no reserves for any such matters.
(v)    Neither the Company, nor any Company Subsidiary, have assumed by contract or, to the Company’s Knowledge, by operation of law liability for, or responsibility for, any liability, damages or obligations arising under Environmental Laws of any Person other than the Company or any Company Subsidiary.
Section 2.14    Compliance with Laws.
(a)    Neither the Company nor any Company Subsidiary is, or since January 1, 2015 has been, in violation of any Law applicable to the Company or the Company Subsidiaries or by which any of their respective properties or businesses are bound or any regulation issued under any of the foregoing or has been notified in writing by any Governmental Authority of any violation, or any investigation with respect to any such Law, except for any such violation that would not, or would not reasonably be expected to individually or in the aggregate, have a Company Material Adverse Effect.
(b)    None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of its directors, officers, employees, affiliates or agents acting on the Company’s behalf is currently or has been previously in the last five years a Person that is, or is owned or controlled by Persons that are, (i) the target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject or the target of Sanctions (which at the time of signing includes Crimea, Cuba, Iran, North Korea and Syria). Since January 1, 2013, none of the Company and its Company Subsidiaries, and to the Knowledge of the Company, none of their respective directors, officers, agents, representatives and employees acting on their behalf have been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority relating to any violation of sanctions, export control, anti-boycott, or customs Laws, which individually, or in the aggregate, would be material to the Company. Except as set forth on Section 2.14(b) of the Company Disclosure Schedules, since January 1, 2013, each of the Company and its Company Subsidiaries, have complied in all material respects with all sanctions, export control, anti-boycott, customs Laws. The Company has instituted policies and procedures reasonably designed to ensure material compliance by the Company, the Company Subsidiaries, directors, officers, employees, agents and representatives acting on behalf of the Company or any of the Company Subsidiaries with applicable sanctions, export control, anti-boycott, and customs Laws.
(c)    Neither the Company nor any of the Company Subsidiaries holds a U.S. security clearance or has such a clearance in process. Neither the Company nor any of the Company Subsidiaries (i) is registered under the ITAR, (ii) manufactures, develops, sells, exports or re-exports any equipment, products, software, or technical data that are controlled under the ITAR, or (iii) has any such equipment, software, or technical data in the pipeline or under development. Except for items properly classified under EAR99, neither the Company nor any of the Company Subsidiaries (i) manufactures, develops, sells, exports or reexports any equipment, products, software, or technical data that are controlled under the EAR, or (ii) has any such equipment, software, or technical data in the pipeline or under development.
(d)    Except as would not have a Company Material Adverse Effect, the operations of the Company and the Company Subsidiaries are conducted in compliance with applicable financial recordkeeping and reporting requirements required by Law, including those of the Currency and Foreign Transactions Reporting Act of 1970, the applicable money laundering statutes of all jurisdictions where the Company or any Company Subsidiary conducts business, and no action, suit or proceeding by or before any Governmental Authority involving the Company or any Company Subsidiary with respect to any such Laws is pending or, to the Knowledge of the Company, threatened.
Section 2.15    Intellectual Property.
(a)    Section 2.15(a) of the Company Disclosure Schedules sets forth, as of the Agreement Date, a true and complete list of all (i) Registered Intellectual Property and Domain Names, including any pending applications for any of the foregoing, owned or purported to be owned (in whole or in part) by the Company or any Company Subsidiary that has not otherwise been abandoned, expired or cancelled (“Company Registered Intellectual Property”) and (ii) Trademarks owned or purported to be owned (in whole or in part) by the Company or any Company Subsidiary that are not Registered Intellectual Property and are material to the conduct of the business of the Company or any Company Subsidiary as currently conducted.
(b)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Registered Intellectual Property (other than applications for Company Registered Intellectual Property) is subsisting and, to the Knowledge of the Company, valid and enforceable, (ii) no Company Registered Intellectual Property is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of the Company, no such action is or has been threatened with respect to any Company Registered Intellectual Property, and (iii) the Company or the Company Subsidiaries own exclusively, free and clear of all Liens other than Permitted Liens, all right, title and interest in and to all Intellectual Property Rights forming a part of the Company Intellectual Property.

(c)    Neither the Company nor any Company Subsidiary has granted to any Person any ownership interest, or any exclusive rights that remain in effect, in or to any Technology or Intellectual Property right that at the time of the grant was Company Intellectual Property material to the conduct of the businesses of the Company and the Company Subsidiaries taken as a whole.
(d)    Except as set forth in Section 2.15(d)(i) of the Company Disclosure Schedules or as would not have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of the business of the Company and each Company Subsidiary by the Company and each Company Subsidiary as currently conducted does not infringe, violate, dilute or misappropriate the Intellectual Property Rights of any third party. Except as set forth in Section 2.15(d)(ii) of the Company Disclosure Schedules or as would not have, individually or in the aggregate, a Company Material Adverse Effect, there is no Legal Proceeding pending against the Company or any Company Subsidiary challenging the right of the Company or any Company Subsidiary to exploit any Intellectual Property Right or use any Technology that is exploited or used in the conduct of the business of the Company or any Company Subsidiary and, to the Knowledge of the Company, no such Legal Proceeding against the Company or any Company Subsidiary is threatened.
(e)    To the Knowledge of the Company, except as would not have a Company Material Adverse Effect, no person is misappropriating, infringing, diluting or violating any Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any Company Subsidiary.
(f)    Except as set forth in Section 2.15(d)(i) of the Company Disclosure Schedules or as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the Company Subsidiaries own or have the valid and enforceable right to use or otherwise exploit all Technology and Intellectual Property Rights used or exploited in the conduct of the business of the Company or any Company Subsidiary as currently conducted.
(g)    Section 2.15(g) of the Company Disclosure Schedules contains a list of all Contracts pursuant to which any Person has licensed or granted any right to the Company or any Company Subsidiary in or to any material Technology or Intellectual Property Rights or agreed to provide any material services (including hosted services) related to Technology or Intellectual Property Rights to the Company or any Company Subsidiary (“In-Licenses”), other than Open Source Licenses and any licenses for commercially available, off-the-shelf Software (including Software licensed through software as a service (SaaS) arrangements) with aggregate annual fees of less than $250,000 (“COTS Licenses”).
(h)    Section 2.15(h) of the Company Disclosure Schedules contains a list of all Contracts pursuant to which the Company or any Company Subsidiary has granted any Person any rights or licenses to any material Company Intellectual Property other than COTS Licenses and Ordinary Course Licenses, including with respect to any Company Product (the “Out-Licenses,” and together with the In-Licenses, the “IP Contracts”).
(i)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all present or past personnel, including employees, agents, consultants and contractors, whose duties include or have included contribution to or participation in the conception or development, or both, of any Technology for the Company or any Company Subsidiary have executed valid and enforceable confidentiality and invention assignment agreements sufficient to transfer exclusive ownership of the Intellectual Property Rights in and to such Technology to the Company or the applicable Company Subsidiary without payment of any additional consideration to such Persons in excess of the salary and wages, or invoices and fees, as applicable, payable by the Company or such Company Subsidiary in connection with the services of such Persons, and that contain valid and enforceable waivers of remuneration under any applicable Law.
(j)    The Company and the Company Subsidiaries have taken commercially reasonable steps to protect their rights in all Company Intellectual Property, and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all Trade Secrets included therein. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Trade Secrets, including the Source Code of any Software forming a part of the Company Intellectual Property (collectively, “Company Software”), have not been used, disclosed to or discovered by any Person except as permitted pursuant to valid non-disclosure agreements which, to the Knowledge of the Company, have not been breached and (ii) there have been no breaches of security that resulted in the disclosure of any such Trade Secrets. Except as set forth on Section 2.15(j) of the Company Disclosure Schedules, no current or contingent rights have been granted to any Person other than the Company or the Company Subsidiaries to access or possess any material Source Code of any Company Product.
(k)    The Company and the Company Subsidiaries have taken commercially reasonable steps to protect the security, operation and integrity of their material information technology systems and Software. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems and Software of the Company and its Company Subsidiaries and the Company Products are operational, functional and sufficient for the operation of the Company’s and Company Subsidiaries’ business. Except as would not have a Company Material Adverse Effect, no Company Product uses or incorporates, or is derived from, any Software that is subject to an Open Source License in a manner that requires (i) the licensing or provision of Source Code of such Company Product to any Person (ii) any Company Software to be licensed for the purpose of creating derivative works or (iii) any Company Software to be redistributed at no charge. The Company and Company Subsidiaries have used industry standard scanning procedures designed to identify and protect against viruses, worms, and other malicious Software routines adversely affecting any Company Products or the information technology systems used in connection with the operation of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business of the Company and Company Subsidiaries.
(l)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and Company Subsidiaries have (i) complied with applicable Laws (including the EU General Data Protection Regulation) and their respective published privacy policies with respect to the collection, use and disclosure of Personal Data collected, used or held for use by the Company or any Company Subsidiary, (ii) complied with Payment Card Industry Data Security Standards, including maintaining at all times valid Reports on Compliance and (iii)

taken commercially reasonable measures to protect the security, operation, and integrity of Company Data and Personal Information in the Company’s or Company Subsidiaries’ possession. As of the Agreement Date, since January 1, 2015, except as set forth in Section 2.15(l) of the Company Disclosure Schedules or as would not have, individually or in the aggregate, a Company Material Adverse Effect, (x) the Company and the Company Subsidiaries have not experienced any unauthorized access to their information systems and have not been required by applicable Laws to provide notice to an individual or business entity reporting the unauthorized access to or acquisition of Personal Information in the Company’s or Company Subsidiaries’ possession and (y) there are no claims pending or, to the Company's Knowledge, threatened against the Company or Company Subsidiaries alleging a violation of any person’s privacy or Personal Information.
(m)    Except as set forth in Section 2.15(m) of the Company Disclosure Schedules, neither the execution, delivery, and performance of this Agreement, nor the consummation of the Transactions, will impair the right of the Company and Company Subsidiaries under any Contract to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license, or dispose of any Technology, or exploit any Intellectual Property Right, in each case that is used or exploited in the conduct of the business of Company or any Company Subsidiary, except where any such impairment, individually or in the aggregate, would not have a Company Material Adverse Effect.
Section 2.16    Employment Matters.
(a)    Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the Knowledge of the Company, is there, a representation campaign respecting any of the employees of the Company or any of the Company Subsidiaries.  As of the Agreement Date, there is no pending or, to the Knowledge of the Company, threatened, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of the Company Subsidiaries which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
(b)    The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.
(c)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, retaliation, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of employment Taxes and (ii) there is no charge, claim, or complaint which has been asserted or is now pending before any Governmental Authority (including the United States Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Internal

Revenue Service, or any other similar federal, state, local or foreign Governmental Authority), and neither the Company nor any of the Company Subsidiaries is under any investigation or audit, with respect to (i) discrimination in employment or labor or employment practices, for any reason, including age, gender, race, religion and/or other legally protected category (to the extent such legally protected categories apply locally), or (ii) violation of the U.S. Fair Labor Standards Act of 1938, or any other federal, state, local or (if applicable) foreign wage and hour Laws, each as amended.
(d)    Neither the Company nor any Company Subsidiary has in the past three (3) years implemented any plant closing or mass layoff, as defined under the WARN, without providing notice in accordance with WARN, and no such actions are currently contemplated, planned or announced.
Section 2.17    Insurance. Section 2.17 of the Company Disclosure Schedules sets forth, as of the Agreement Date, a true and complete list of all material insurance policies issued in favor of the Company or any Company Subsidiary as well as any historic occurrence-based policies still in force. As of the Agreement Date, all such insurance policies are in full force and effect and all related premiums have been paid to date. Neither the Company nor any Company Subsidiary (a) is in breach or default under any such insurance policy and (b) has received written notice of any cancellation or termination with respect to any such insurance policy.
Section 2.18    Material Contracts.
(a)    Section 2.18(a) of the Company Disclosure Schedules sets forth a list, as of the Agreement Date, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of the Company Subsidiaries is a party or bound as of the Agreement Date, except for this Agreement, that:
(i)    is with (1) a top 20 customer, distributor, reseller or licensee (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2018) or (2) a top 10 vendor of materials, supplies, goods, services, equipment or other assets (determined on the basis of aggregate purchases made by the Company or the Company Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2018);
(ii)    relates to the material disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) owned by the Company or the Company Subsidiaries, which has not been fully performed (other than confidentiality obligations);
(iii)    relates to the material acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise) (i) entered into since January 1, 2015 or (ii) that contains any outstanding earn-out or other contingent payment obligations of the Company or Company Subsidiaries which has not been fully performed (other than confidentiality obligations);
(iv)    relates to Indebtedness for borrowed money (excluding letters of credit and agreements between or among the Company and the Company Subsidiaries), or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000 and which may be prepaid on not more than forty-five (45) days’ notice without the payment of any penalty and any intercompany Indebtedness, but excluding any ordinary course trade payables and receivables;
(v)    is a joint venture, alliance or partnership agreement that is material to the operation of the Company and the Company Subsidiaries, taken as whole;
(vi)    is a material IP Contract;
(vii)    is a settlement, conciliation or similar agreement (x) with an ongoing obligation with any Governmental Authority or (y) which would require the Company or any of the Company Subsidiaries to pay consideration of more than $500,000 after the Agreement Date for which there is not an accrual;
(viii)    contains any standstill or similar agreement pursuant to which the Company or any of the Company Subsidiaries has agreed not to acquire substantially all of the assets or securities of another Person other than the Company;
(ix)    indemnifies or holds harmless any Person who is now, or was during the past two years prior to the Agreement Date, a director or executive officer of the Company or Company Subsidiaries (other than pursuant to the articles of incorporation or bylaws or equivalent governing documents of the Company or the Company Subsidiaries or applicable Law);
(x)    includes material pricing or margin representations that provide “most favored nation” or similar material representations with respect to pricing;
(xi)    requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of the Company Subsidiaries in an amount in excess of $500,000 individually or $1,000,000 in the aggregate;
(xii)    restricts payment of dividends or distributions in respect of the capital stock or other Equity Interests of the Company or any of the Company Subsidiaries;
(xiii)    materially limits the freedom of the Company or any Company Subsidiary in any material respect (or that purports, after the Closing to materially limit the freedom of Parent, the Company or any of their respective Affiliates) to compete in any line of business currently conducted by the Company or any of the Company Subsidiaries;
(xiv)    between the Company or any of the Company Subsidiaries, on the one hand, and any director, executive officer or Affiliate (excluding Company Subsidiaries and the Company) of the Company or any of the Company Subsidiaries involving material continuing liabilities or obligations of the Company or the Company Subsidiaries, excluding any Company Plans, ordinary course indemnification agreements and any contracts filed with the Company SEC Reports;

(xv)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act); or
(xvi)    constitutes a “material contract” with a related person (as such term is defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the Company SEC Reports.
(b)    Each Company Material Contract is a valid and binding agreement of the Company or any Company Subsidiary, as the case may be, and to the Knowledge of the Company, the other parties thereto, except such as would not have, individually or in the aggregate, a Company Material Adverse Effect (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and to general principles of equity). None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other party thereto, is in default or breach under the terms of any such Company Material Contract, and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, except for such breaches or defaults as would not have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of each Company Material Contract have been delivered or made available to Parent to the extent such Company Material Contract has not been published on the SEC’s EDGAR site.
Section 2.19    Properties.
(a)    The Company or a Company Subsidiary (i) owns good and marketable fee simple title or valid leasehold title (as applicable) to the material real properties owned by the Company or any Company Subsidiaries as of the Agreement Date (the “Owned Real Property”) free and clear of all Liens (except for Permitted Liens), (ii) has a valid leasehold interest in each leasehold or subleasehold estate held by the Company or any Company Subsidiary as of the Agreement Date (collectively, the “Leased Real Property” together with the Owned Real Property, the “Company Real Property”) free and clear of all Liens (except for Permitted Liens) pursuant to a lease, sublease, license or similar written agreement (“Real Property Lease”) and (iii) has good and marketable title, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets reflected on the Company Financial Statements or acquired since the Company Balance Sheet Date in the ordinary course of business, free and clear of all Liens, except for (x) Permitted Liens, (y) property and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (z) in respects that would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Section 2.19(a) of the Company Disclosure Schedules sets forth a list of all Company Real Property. This Section 2.19(a) does not relate to Intellectual Property Rights, privacy or data security matters, which are the subject of Section 2.15.
(b)    Neither the Company nor any Company Subsidiary has received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the Company Real Property, or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Company

Real Property as currently operated. Neither the whole nor any material portion of any Company Real Property has been damaged or destroyed by fire or other casualty.
Section 2.20    Grants.
(a)    Other than as set out in Section 2.20(a) of the Company Disclosure Schedules, no funding from any Governmental Authority, nor any facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Intellectual Property and no Persons involved in the development of Company Intellectual Property owed or owes any duty or rights to any Governmental Authority, a university, college, other educational institution or research center or any third parties in accordance with any applicable law or any Contract. No Governmental Authority, university, college, other educational institution or research center or other third party has any claim or right in or to any Company Intellectual Property.
Section 2.21    Inapplicability of Anti-takeover Statutes. Assuming the accuracy of the representations and warranties of Merger Sub and Parent in Section 3.12, the Company has taken all action necessary to exempt or exclude the Merger, this Agreement and the Transactions from any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or similar federal or state Law, including Section 203 of the DGCL, and accordingly no such Laws or restrictions are applicable to this Agreement or the Transactions.
Section 2.22    Anti-Corruption Matters.
(a)    Since January 1, 2015, the Company and the Company Subsidiaries have been and are in compliance with the following Laws:(i) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”), (ii) the U.K. Bribery Act 2010, and (iii) any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997 (collectively, the "Anti-Corruption Laws"), except for any such failure to comply that would not, or would not reasonably be expected to individually or in the aggregate, have a Company Material Adverse Effect.
(b)    Since January 1, 2015, neither the Company nor any of the Company Subsidiaries, nor to the Company’s Knowledge, any director, officer, employee, agent or representative of the Company or any of the Company Subsidiaries in connection with its performance of its business with the Company has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (a) in violation of any applicable Anti-Corruption Law; or (b) to or for a Public Official with the intention of: (i) improperly influencing any official act or decision of such Public Official; (ii) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (iii) securing any improper advantage in each case in violation of applicable Anti- Corruption Law. For the purposes of this Agreement, “Public Official” means any Person holding, representing or acting on behalf of a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office, but it does not include employees who are members of the reserve components of the United States Armed Forces. No officer or director of the Company or any of the Company Subsidiaries is a Public Official and, to the Company’s Knowledge, no employee of the Company or any of the Company Subsidiaries (in each case, that is not a director or officer) is a non-U.S. Public Official.
(c)    Since January 1, 2015, neither the Company nor any of the Company Subsidiaries, nor to the Company’s Knowledge, any director, officer, employee, agent or representative of the Company or any of the Company Subsidiaries in connection with its performance of its business with the Company, has materially violated or operated in noncompliance in any material respect with any, been subject to actual, pending, civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority in any way relating to Anti-Corruption Law. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, the Company Subsidiaries, directors, officers, employees, agents and representatives with applicable Anti-Corruption Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the Parent Disclosure Schedules delivered by Parent to the Company on the Agreement Date (the “Parent Disclosure Schedules”), each of Merger Sub and Parent represents and warrants to the Company as follows:
Section 3.1    Valid Existence. Parent is a limited liability company, duly formed, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Merger Sub is a corporation duly organized and validly existing under Laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Merger Sub and Parent is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws or other constituent documents, as amended to date, of Merger Sub and Parent.
Section 3.2    Authority; Binding Nature of Agreement. Each of Merger Sub and Parent has the requisite corporate power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to carry out its obligations hereunder and thereunder. The execution and delivery by each of Merger Sub and Parent of this Agreement and each other Transaction Document that either Merger Sub or Parent is a party, the performance by each of Merger Sub and Parent of its obligations hereunder and thereunder and the consummation by each of Merger Sub and Parent of the Transactions have been duly authorized by the board of directors of Merger Sub and managing member of Parent. No other corporate proceedings on the part of Merger Sub or Parent are necessary to authorize the execution and delivery of this Agreement or any other Transaction Document that either Merger Sub or Parent is a party to, the performance by either Merger Sub or Parent of its obligations hereunder and the consummation by either Merger Sub or Parent of the Transactions. Each of this Agreement and each other Transaction Document that either Merger Sub or Parent is a party to has been duly executed and delivered by Merger Sub and/or Parent, as applicable, and constitutes a valid and binding obligation of Merger Sub and/or Parent, as applicable, enforceable in accordance with its terms, subject to bankruptcy, insolvency or similar Laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability.
Section 3.3    Non-Contravention.
(a)    Neither the execution and delivery by Merger Sub and Parent of this Agreement or any other Transaction Document that either Merger Sub or Parent is a party nor the consummation by Merger Sub and Parent of the Transactions will, directly or indirectly (with or without notice or lapse of time): (i) result in a violation or breach of or conflict with the certificate or articles of incorporation or bylaws, or other similar organizational documents of Merger Sub or Parent; (ii) result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by Parent or Merger Sub under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets owned or operated by Parent or Merger Sub pursuant to the terms, conditions or provisions of, any Contract to which Party or Merger Sub is a party or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (b) below, violate any Judgment or Law applicable to Merger Sub or Parent, in each case, other than any such event described in items (ii) or (iii) which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Merger Sub or Parent to consummate the Transactions (a “Parent Material Adverse Effect”).
(b)    No Governmental Approval is necessary to be obtained or made by Merger Sub or Parent in connection with Merger Sub’s and Parent’s execution, delivery and performance of this Agreement or the consummation by Merger Sub or Parent of the Transactions, except for (i) compliance with the DGCL (including, with respect to the filing of the Certificate of Merger), (ii)  compliance with and submission of filings, forms, declarations, notifications, registrations and notices required to be filed with Governmental Authorities under any Antitrust Law, (iii) the filing with the SEC of any documents required to be filed with the SEC by Merger Sub or Parent pursuant to this Agreement or in connection with the Transactions, (iv) the approvals, filings and notifications imposed by applicable Laws that are set forth in Section 3.3(b) of the Parent Disclosure Schedules, and (v) such other Governmental Approvals the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.4    No Legal Proceedings Challenging the Merger. There is no Legal Proceeding against Merger Sub or Parent pending, or to the Knowledge of Parent, threatened against Merger Sub or Parent. There are no material Judgments of any Governmental Authority or Person outstanding or in effect against Merger Sub or Parent.
Section 3.5    Activities of Merger Sub. Merger Sub was formed solely for the purpose of effecting the Merger. Merger Sub has not and will not prior to the Effective Time engage in any activities other than those contemplated by this Agreement and has, and will have as of immediately prior to the Effective Time, no liabilities other than those contemplated by this Agreement. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.
Section 3.6    Information Supplied. None of the information supplied or to be supplied by or on behalf of Merger Sub or Parent or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, as of the date it is first mailed to the stockholders of the Company, and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion therein.
Section 3.7    No Other Company Representations or Warranties. Each of Parent and Merger Sub is a sophisticated purchaser, possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment under this Agreement. In entering into this Agreement and each of the other documents and instruments relating to the Merger referred to herein, Parent and Merger Sub have each relied solely upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree that except for the representations and warranties set forth in Article II (which to the extent provided for in this Agreement are subject to the Company Disclosure Schedules and the Available Company SEC Documents), Merger Sub and Parent hereby acknowledge and agree that: (a) neither the Company nor any Company Subsidiaries, or any of their respective Affiliates, stockholders, securityholders, controlling persons, or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or Company Subsidiaries or their respective business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any information provided (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, the Dataroom, any other "data rooms" maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person; and (b) except in the cause of Fraud, to the fullest extent permitted by applicable Law, neither the Company nor any Company Subsidiaries, or any of their respective Affiliates, stockholders, securityholders, controlling persons, or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person on any basis (including in contract or tort, under federal or state securities laws or otherwise), resulting from the delivery, dissemination or any other distribution to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, or the use by Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, of any such information provided or made available or statements made (or any omissions therefrom) to any of them by the Company or any Company Subsidiaries, or any of their respective Affiliates, stockholders, securityholders, controlling persons, or Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, in the Dataroom, any other “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other Transactions.
Section 3.8    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Merger Sub and Parent and their respective Affiliates and Representatives, Merger Sub and Parent and their respective Affiliates and Representatives have received and may continue to receive after the Agreement Date from the Company and its Affiliates and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Merger Sub and Parent hereby acknowledge and agree that: (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Merger Sub and Parent are familiar; (b) Merger Sub and Parent are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans); and (c)  except in the cause of Fraud, Merger Sub and Parent hereby waive, to the fullest extent permitted by applicable Law, any claim against the Company or any Company Subsidiaries, or any of their respective Affiliates or Representatives with respect to any information described in this Section 3.8, and have relied solely on the results of their own independent investigation and on the representations, warranties, agreements and covenants made by the Company and contained in this Agreement. Accordingly, Merger Sub and Parent acknowledge and agree that none of the Company nor any Company Subsidiary, or any of their respective Affiliates, stockholders, securityholders, controlling persons or Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans) except as set forth in this Agreement and, except in the cause of Fraud, each of Parent and Merger Sub shall not, and shall cause its Affiliates and its Representatives not to, hold any such Person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise). Notwithstanding the foregoing, nothing in this Section 3.8 serves to modify or qualify the representations of the Company contained in Article II or the right of Parent and Merger Sub to rely thereon.

Section 3.9    Financing.
(a)    Parent has delivered to the Company true, correct and complete copies of (i) the duly executed amended and restated commitment letter, dated as of the Agreement Date, from the Financing Sources (together with all exhibits, annexes, schedules and attachments thereto, the “Debt Commitment Letter” and together with the Redacted Fee Letter, the “Debt Commitment Papers”) and the Redacted Fee Letter, pursuant to which, and subject to the terms and conditions thereof, the Financing Sources have committed to lend the amounts set forth therein to Parent and Merger Sub for the purpose of funding the Transactions (the “Debt Financing”), and (ii) the duly executed amended and restated equity commitment letter, dated as of the Agreement Date (as amended, restated, supplemented, modified or waived, the “Equity Commitment Letter” and, together with the Debt Commitment Papers, the “Financing Commitments”) from certain funds affiliated with Siris Capital Group, LLC (“Sponsor”) pursuant to which, and subject to the terms and conditions thereof, Sponsor has caused such funds to commit to invest the amounts set forth therein solely for the purpose of funding the Transactions (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide until such time as this Agreement is terminated, that the Company is a third party beneficiary thereof to the extent set forth therein.
(b)    As of the Agreement Date, each of the Financing Commitments (and each of the respective obligations and commitments contained therein) is in full force and effect and, has not been withdrawn, terminated or rescinded in any respect or otherwise amended, supplemented or modified in any respect, and, to Parent’s Knowledge, no such withdrawal, termination, rescission, amendment, supplement or modification is presently contemplated (other than amendments, modifications or terminations that are permitted by Section 4.15). Assuming the due authorization, execution and delivery by each other party thereto, each of the Financing Commitments is a legal, valid and binding obligation of Merger Sub and Parent and (in the case of the Debt Commitment Papers only, to the Knowledge of Merger Sub and Parent), the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles. Except for the Financing Commitments in the form delivered pursuant to Section 3.9(a) and the Redacted Fee Letter, as of the Agreement Date, there are no side letters or other agreements, contracts or arrangements relating to the Financing or the Financing Commitments that could affect the conditionality or availability of the Financing, to which Merger Sub, Parent, Sponsor or any of their respective Affiliates is a party. Assuming the satisfaction of the conditions set forth in Sections 5.1 and 5.3, the accuracy of the representations and warranties in Article II in all material respects, the compliance and performance by the Company of its covenants and agreements set forth in this Agreement in all material respects, to the Knowledge of Parent and Merger Sub, as of the Agreement Date, (i) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (w) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate in any material respect, (x) constitute a default or breach on the part of Merger Sub, Parent or Sponsor and (in the case of the Debt Commitment Papers only, to the Knowledge of Merger Sub and Parent) any of the other parties thereto, under any term of the Financing Commitment, (y) result in a failure of any condition of the Financing Commitments or otherwise cause the Financing Commitments to be ineffective, or (z) result in any portion of the

Financing contemplated thereby to not be available at the Closing in an amount equal to the Required Amount. Assuming the satisfaction of the conditions set forth in Sections 5.1 and 5.3, the accuracy of the representations and warranties in Article II in all material respects, and the compliance and performance by the Company of its covenants and agreements set forth in this Agreement in all material respects, none of Merger Sub, Parent or Sponsor has any reason to believe that any of the conditions to the Financing will not be satisfied or that any of Merger Sub, Parent or Sponsor will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Financing Commitments on or prior to the Closing Date, (iii) none of Merger Sub, Parent or Sponsor has any reason to believe that the full amount of the Financing will not be available to Merger Sub on the date of the Closing and (iv) none of Merger Sub, Parent or Sponsor have Knowledge that any of the Financing Sources will not perform their respective obligations under the Financing Commitments or of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Financing Commitments inaccurate in any material respect.
(c)    Assuming (i) the Financing is funded in accordance with the applicable Financing Commitments and (ii) the satisfaction of the conditions to Parent’s obligation to consummate the Merger (other than those conditions that by their nature are to be satisfied at Closing), the aggregate net proceeds of the Financing (including after giving effect to the maximum amount of flex, including original issue discount flex, contemplated by the Debt Commitment Papers), when combined with Parent’s and Merger Sub’s other sources of funds, will be sufficient for the satisfaction of all of Merger Sub’s and Parent’s obligations under this Agreement to be satisfied at or after Closing on the terms contemplated hereby and under the Financing Commitments, including the payment of the aggregate Merger Consideration pursuant to Section 1.8, amounts to be paid pursuant to Section 1.6, the payment of all associated fees, costs and expenses and all other amounts, in each case, required to be paid by Parent or Merger Sub at Closing pursuant to this Agreement, with respect to Merger and the Financing or the Transactions, including any repayment or refinancing of Indebtedness of the Company and the Company Subsidiaries required in connection therewith and giving effect to the maximum amount of flex, including original issue discount flex, contemplated by the Debt Commitment Papers (the “Required Amount”). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing in an amount equal to the Required Amount or that would permit the parties thereunder to reduce the total amount of the Financing to an amount less than the Required Amount, in each case other than as expressly set forth in the Financing Commitments. Each of Merger Sub and Parent have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments on or before the Agreement Date.
(d)    Each of Parent and Merger Sub affirms that it is not a condition to Closing under this Agreement (including the payment by Parent and Merger Sub of the Required Amount) that Parent or Merger Sub obtains Debt Financing (including, without limitation, as contemplated in the Debt Commitment Letter for or related to any of the transactions contemplated herein, but acknowledging that the Company’s right to specific performance to cause the Equity Financing to be funded under the Equity Commitment Letter is subject to the conditions set forth in Section 7.6(a)).

Section 3.10    Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Limited Guarantee duly executed by the Guarantors with respect to certain matters on the terms specified therein. The Limited Guarantee is in full force and effect and constitutes a valid, binding and enforceable obligation of the Guarantors (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of a Guarantor under such Limited Guarantee.
Section 3.11    Solvency. Neither Merger Sub nor Parent is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and/or the Company Subsidiaries. Assuming the satisfaction (or waiver) of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, and after giving effect to the Transactions, and payment of the Required Amount, the Surviving Corporation will be Solvent as of and after the Effective Time. For the purposes of this Agreement, the term “Solvent” means that, as of any date of determination and with respect to any Person: (a) the fair value of the assets of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis, (b) the present fair saleable value of the assets of such Person and its Subsidiaries, on a consolidated basis, is not less than the amount that will be required to pay the probable liability of such Person and its Subsidiaries, on a consolidated basis, on their debts and liabilities as they become absolute and matured, (c) such Person and its Subsidiaries, on a consolidated basis, are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which such Person’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital, and (d) such Person and its Subsidiaries, on a consolidated basis, do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature; provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
Section 3.12    Ownership of Company Common Stock. None of Merger Sub or Parent or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. No material amount of shares of Company Common Stock or securities that are convertible, exchangeable or exercisable into shares of Company Common Stock are owned (directly or indirectly, beneficially or of record) by Sponsor, Parent or Merger Sub or any direct or indirect wholly owned Subsidiary or controlled Affiliate of Sponsor, Parent or Merger Sub. Merger Sub has no Subsidiaries. None of Sponsor, Parent, Merger Sub or their respective controlled Affiliates holds any rights to acquire or vote any material amount of shares of Company Common Stock except pursuant to this Agreement. Prior to the Agreement Date, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would reasonably be expected to cause, Parent, Merger Sub or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of the DGCL. Other than pursuant to this Agreement, as of the Agreement Date, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any material contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal.
Section 3.13    Certain Agreements with Management. Other than this Agreement, as of the Agreement Date, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company's management or the Company Board, on the other hand, relating in any way to the Transactions or the operations of the Company or the Company Subsidiaries after the Effective Time.
Section 3.14    Interest in Competitors. Parent, Merger Sub and Guarantor do not own any material interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent, Merger Sub or Guarantor under the HSR Act, in any entity or Person that derives significant revenues from products, services or lines of business within the Company's products, services or lines of business.
Section 3.15    Broker's or Finder’s Fees. Except as set forth in Section 3.15 of the Parent Disclosure Schedules, no agent, broker, Person or firm acting on behalf of Parent, Merger Sub, the Guarantors, or any of their respective controlled Affiliates or under the authority of Parent, Merger Sub, the Guarantors, or any of their respective controlled Affiliates is or will be entitled to any commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions.
ARTICLE IV
COVENANTS
Section 4.1    Access and Investigation. Subject to the Confidentiality Agreement, during the period commencing on the Agreement Date and ending on the earlier of the Effective Time and the termination of this Agreement pursuant to Section 6.1 (such period being referred to herein as the “Interim Period”), the Company shall, and shall cause its Representatives to: (i) provide Parent, Parent’s Representatives, and other parties thereto (and the Financing Sources and their respective representatives, to the extent required by the Debt Commitment Letter) with reasonable access during normal business hours to the Company Service Providers and the Company’s books, records, Tax Returns, material operating and financial reports, work papers, assets, executive officers, Contracts and other documents and information relating to the Company; and (ii) provide Parent, Parent’s Representatives (and in the case of the Financing Sources and their respective representatives, to the extent required by the Debt Commitment Letter) with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent, Parent’s Representatives and other parties thereto may reasonably request in connection with the consummation of the Merger; provided, that (x) any investigation conducted pursuant to the access contemplated by this Section 4.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or the Company Subsidiaries or, create a material risk of damage or destruction to any material property or material assets of the Company or the Company Subsidiaries, and that complies with the terms, conditions and insurance requirements of the applicable Real Property Lease, (y) during the Go-Shop Period, the Company, Parent and Merger Sub shall coordinate requests for access in accordance with the procedures set forth on Section 4.1(ii)(y) of the Company Disclosure Schedule and (z) subject to the proviso in clause (x), from and after the No-Shop Period Start Date, the Company shall use its commercially reasonable efforts to, and shall instruct its Representatives to reasonably cooperate with the information requests regarding the matters identified on Section 4.1(ii)(z) of the Company Disclosure Schedule, to the extent that such information is reasonably available to the Company, provided, that neither the Company nor any Company Subsidiary shall be required to pay any fees or incur any liability in connection with such matters prior to the Effective Time. Information obtained by Merger Sub or Parent pursuant to this Section 4.1 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement. Nothing in this Section 4.1 will require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would or would reasonably be expected to: (A) violate any of its or its Affiliates’ respective obligations with respect to confidentiality; (B) result in a violation of applicable Law; (C) result in loss of legal protection, including the attorney-client privilege and work product doctrine; (D) result in the disclosure of any trade secrets of any third party, or (E) violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, a Material Contract; provided, that, to the extent not prohibited by applicable Law, the Company shall: (A) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 4.1; (B) inform Parent with sufficient detail of the reason for such restriction or prohibition; and (C) use, and cause the Company Subsidiaries to use, reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.
Section 4.2    Operation of the Company’s Business.
(a)    Except (i) as expressly required or expressly permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 4.2(a) or Section 4.2(b) of the Company Disclosure Schedules, or (iv) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall and shall cause the Company Subsidiaries to: (A) conduct its business (x) in the ordinary course and in accordance with past practices in all material respects; and (y) in compliance with all applicable Laws; and (B) use its commercially reasonable efforts to: (x) preserve intact in all material respects its current business organization; (y) keep available the services of its current officers and employees and maintain its relations and goodwill with material suppliers, landlords, and other Persons having material business relationships with the Company; and (z) keep in full force and effect all appropriate insurance policies covering all material assets of the Company or otherwise obtain substantially equivalent (in the aggregate) substitute insurance coverage, in the ordinary course of business unless the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and the Company Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature.
(b)    Except (w) as expressly contemplated, required or permitted by this Agreement, (x) as required by applicable Law, (y) as set forth in Section 4.2(b) of the Company Disclosure Schedules, or (z) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clauses (iv), (vi), (vii), (ix), (x), (xi), (xii), (xiii), (xv), (xvi), or clause (xvii) below to the extent related to such foregoing clauses), during the Interim Period, the Company shall not and shall cause the Company Subsidiaries not to:
(i)    amend the Company Charter Documents or other similar organizational documents of any of the Company Subsidiaries (whether by merger, consolidation or otherwise);
(ii)    (A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except, with respect to this clause (C), for the dissolution of any immaterial Company Subsidiaries that do not have any material continuing business operations as contemplated by Section 4.2(b)(ii) of the Company Disclosure Schedules, the repurchase or redemption of any outstanding Company Convertible Notes in accordance with the terms of such Company Convertible Notes and the Company Convertible Notes Indenture, the delivery of Company Securities by holders of Company Restricted Shares, Company Performance Shares, Company RSUs, Company performance units or Company deferred stock units to the Company to pay any applicable exercise price and/or Taxes related to the exercise, vesting or delivery in settlement of such awards or pursuant to the Company’s right to acquire shares of Company Common Stock or Restricted Shares held by a current or former Company Employee following termination of such Company Employee’s employment;
(iii)    (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (w) any shares of Company Common Stock in respect of conversions of Company Convertible Notes pursuant to the terms of such Company Convertible Notes and the Company Convertible Notes Indenture, (x) any shares of Company Common Stock upon the exercise of Company Equity Awards under the Stock Plans, the settlement of Company RSUs, Company performance units or Company deferred stock units that are outstanding as of the Agreement Date in accordance with their terms on the Agreement Date, and (y) any Company Subsidiary Securities to the Company or any other wholly owned Company Subsidiary, or (B) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
(iv)    incur any capital expenditures (excluding, for the avoidance of doubt, the capitalized cost of labor), or any obligations or liabilities in respect thereof in excess of $500,000 in the aggregate, other than for capital expenditures for the 2018 fiscal year not in excess of the amounts set forth in Section 4.2(b)(iv) of the Company Disclosure Schedule;

(v)    (i) merge or consolidate with any other Person (excluding those only involving Company Subsidiaries), or (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than purchases of inventory and equipment in the ordinary course of business of the Company and the Company Subsidiaries in a manner that is consistent with past practice; other than in the ordinary course of business,
(vi)    sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or Company Subsidiaries’ material assets, securities, properties, interests or businesses, other than (A) sales or purchases of services in the ordinary course of business consistent with past practice, (B) any Permitted Lien, (C) sales, licenses, leases or transfers that are pursuant to Contracts in effect on the Agreement Date, (D) non-exclusive licenses of Company Intellectual Property in the ordinary course of business consistent with past practice; (E) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or the Company Subsidiaries and (F) any Lien securing property leased pursuant to a capital lease permitted under Section 4.2(b)(ix);
(vii)    without limiting the preceding clause (vi), license, sell, assign, abandon, allow to lapse, transfer, convey, lease or otherwise dispose of any Company Intellectual Property, other than in the ordinary course of business consistent with past practice;
(viii)    other than in connection with actions permitted by Section 4.2(b)(iv), make any loans, advances or capital contributions to, or investments in, any other Person (other than a Company Subsidiary) in excess of $500,000 in the aggregate, other than (A) advances to or reimbursements of expenses of Company Service Providers in the ordinary course of business consistent with past practice, (B) advances to customers of the Company or the Company Subsidiaries in the ordinary course of business in connection with the sale of the Company’s products and services, or (C) investments made in connection with treasury functions and cash management in the ordinary course of business;
(ix)    other than in connection with actions permitted by Section 4.2(b)(iv) or Section 4.2(b)(viii), create, incur, assume, suffer to exist or otherwise be or become liable with respect to any Indebtedness, except for (A) indebtedness or guarantees between or among the Company and any Company Subsidiaries (including any guarantees by the Company of any obligations of any Company Subsidiaries) (B) indebtedness for borrowed money that will be paid prior to the Closing, and which does not subject the Company or any of Company Subsidiaries to any pre-payment or other penalties, that is incurred in the ordinary course of business and in an amount not to exceed $1,000,000 in aggregate principal amount, (C) letters of credit issued and maintained in the ordinary course of business to the extent undrawn, (D) incurrence of Indebtedness under the Company Credit Facility in order to redeem or repay any outstanding Company Convertible Notes in accordance with the terms of such Company Convertible Notes and the Company Convertible Notes Indenture and (E) Indebtedness related to obligations under capital leases that does not exceed $500,000 in the aggregate;
(x)    (A) enter into any contract, agreement, arrangement or understanding that would constitute a Company Material Contract if it had been entered into prior to the Agreement Date, other than (1) any agreement for the sale of goods or services in the ordinary course of business consistent with past practice, or with respect to the pipeline of possible sales described on Section 4.2(b)(x) of the Company Disclosure Schedule, (2) any agreement for the purchase of equipment, inventory or supplies by the Company or any Company Subsidiary entered into in the ordinary course of business consistent with past practice or with respect to any capital expenditures for the 2018 fiscal year not in excess of the amounts set forth in Section 4.2(b)(iv) of the Company Disclosure Schedule or (3) any other agreement entered into in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, in connection with any action permitted to be taken pursuant to any subsection of this Section 4.2), or (B) amend or modify in any material respect or terminate any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of the Company Subsidiaries with respect to any Company Material Contract (other than the provision of discounts, refunds or credits to customers with respect to such Company Material Contract in the ordinary course of business consistent with past practice and expiration of any Company Material Contract in accordance with its terms); provided, that if another subsection of this Section 4.2 governs conduct or actions of the same type or nature as this Section 4.2(b)(x), and such other subsection expressly permits such conduct or actions to be taken by the Company in conflict with this Section 4.2(b)(x), then the Company or the Company Subsidiaries shall be permitted to take such conduct or action;
(xi)    other than (1) the quarterly and annual cash bonus payments to certain employees with respect to fiscal year 2018, as described on Section 4.2(b)(xi) of the Company Disclosure Schedule, (2) the cash payments to the non-employee directors of the Company Board as described on Section 4.2(b)(xi) of the Company Disclosure Schedule, (3) separation or retention agreements with respect to certain Company Service Providers as described on Section 4.2(b)(xi) of the Company Disclosure Schedule, (4) any cash bonus payments payable with respect to programs established for Company Service Providers as described on Section 4.2(b)(xi) of the Company Disclosure Schedule or (5) in connection with the treatment of Company Securities, as contemplated by Section 1.6, (A) grant or increase (other than as required by the terms of any Company Plan in existence on the Agreement Date) any severance, retention or termination pay to any Company Service Provider (or materially amend any existing severance pay, retention or termination arrangement with any Company Service Provider), (B) enter into any employment, consulting, change in control, deferred compensation or other similar agreement with any Company Service Provider (or materially amend any such existing agreement, except as required by applicable Law), except with respect to any offer letter with any Company Service Provider whose annual base compensation does not exceed $250,000 and whose offer letter does not provide for any grants of equity awards, deferred compensation (other than participation in the Company non-qualified deferred compensation plan pursuant to the terms thereof, including customary eligibility provisions interpreted consistent with past practice) or change in control payments, (C) establish, adopt or amend or enter into any Company Plan, except as required by applicable Law, or (D) increase in any material respect the compensation, bonus or other benefits payable to any Company Service Provider whose annual base compensation exceeds $250,000, except for increases in annual base compensation of up to 3% in the ordinary course of business consistent with past practice;
(xii)    materially change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or as required by a change in applicable Law;

(xiii)    prepare or file any material Tax Return inconsistent with past practice or, on any such Tax Return, take any position or adopt any method that is inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods, make, change or revoke any Tax election, make or change or cause to be made or changed any material Tax election, adopt or change any material method of accounting, file or cause to be filed any amended income or other material Tax Return, enter into a Tax allocation agreement, Tax indemnity agreement, or Tax sharing agreement, settle or otherwise compromise any claim, notice, audit report or assessment relating to Taxes, enter into any closing agreement or similar agreement relating to material Taxes with a taxing authority, or otherwise settle any dispute relating to material Taxes or change any annual accounting period, surrender any right to claim a Tax refund, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of material Taxes;
(xiv)    implement any plant closings or mass layoffs in the U.S. (as those terms are defined under the WARN Act) without first complying with the requirements of the WARN Act; or
(xv)    adopt, become a party to, terminate, amend (other than to comply with applicable Law) or provide any material discretionary benefits under any Company Plan (or any arrangement that would be a Company Plan if in effect as of the Agreement Date);
(xvi)    terminate the employment of any Company Employee with a title of Senior Vice President or above and annual base salary in excess of $250,000, other than for “cause” (the term “cause” includes, for example, neglect of duties, breach of applicable policies and procedures, or any other act of misconduct subject to applicable local Laws) or performance related reasons and except for the termination of any Company Employee whose termination of employment was communicated prior to the Agreement Date;
(xvii)    enter into any Judgment, agreement or settlement with any Person respecting any alleged violation of Law (including Environmental Law) which is reasonably expect to incur compliance costs, or payments, or both, of $500,000 or more in the aggregate or impose any material nonmonetary obligation on the Company or its Company Subsidiaries; or
(xviii)    authorize any of, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.
Section 4.3    Proxy Statement.
(a)    As soon as reasonably practicable following the Agreement Date, and in any event by no later than ten (10) Business Days following the Agreement Date, the Company shall prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the holders of Common Shares relating to the meeting of the stockholders of the Company (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement, approval of the Merger and approval of any other matters to affect the Transactions as determined by the Parties. Parent shall reasonably cooperate with the Company in connection with the preparation of the Proxy Statement and shall furnish all information concerning

Parent, Merger Sub and their Affiliates as the Company may reasonably request in connection with the preparation of the Proxy Statement, and Parent shall provide such other assistance, as may be reasonably requested by the Company and shall otherwise reasonably assist and cooperate with the Company in the preparation, filing and distribution of the Proxy Statement, and the resolution of any comments received from the SEC. The Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable after the date on which the Proxy Statement is cleared by the SEC provided that the Company shall not be required to mail the definitive Proxy Statement until the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement for the purpose of voting on the approval and adoption of this Agreement in accordance with the DGCL (the "Definitive Proxy Date").
(b)    The Company shall promptly notify Parent of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto and, in each case of clauses (i) and (ii), the Company shall promptly provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. All filings by the Company with the SEC in connection with the Transactions, including the Proxy Statement and any amendment or supplement thereto and any response to any comments of the SEC with respect thereto, shall be subject to the reasonable prior review and comment of Parent, and all mailings to the stockholders of the Company in connection with the Transactions shall be subject to the reasonable prior review and comment of Parent and, in each case, the Company shall consider in good faith all comments reasonably proposed by Parent. The Company shall not file or mail any document relating to the Company Stockholders’ Meeting or respond to the SEC prior to receiving the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with a Change in Company Board Recommendation made in compliance with the terms hereof may (and Parent shall comply with any request by the Company to) amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Change in Company Board Recommendation, (ii) a statement of the reason of the Company Board for making such Change in Company Board Recommendation, and (iii) additional information reasonably related to the foregoing.
(c)    If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, is discovered by the Company, Parent or Merger Sub, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.
Section 4.4    Company Stockholders’ Meeting.
(a)    Subject to Section 4.5, the Company shall, in accordance with its Company Charter Documents and applicable Law (and regardless of whether there has occurred Change in Company Board Recommendation), as promptly as reasonably practicable following the Definitive Proxy Date, duly call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of seeking the Company Stockholder Approval, unless this Agreement is terminated in accordance with its terms. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholders’ Meeting as promptly as reasonably practicable following the Definitive Proxy Date and (ii) subject to Section 4.5, solicit the Company Stockholder Approval. Subject to Section 4.5(f) and unless this Agreement is terminated pursuant to Section 6.1, the Company shall, through the Company Board, recommend to its stockholders that they vote their shares in favor of the Merger (the “Company Board Recommendation”) and shall include such Company Board Recommendation in the Proxy Statement, except to the extent that the Company Board shall have made a Change in Company Board Recommendation as permitted by Section 4.5.
(b)    The Company agrees that its obligation to hold the Company Stockholders’ Meeting pursuant to this Section 4.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Change in Company Board Recommendation by the Company Board, and nothing contained herein, other than the termination of this Agreement in accordance with its terms, shall be deemed to relieve the Company of such obligation, subject to the ability of the Company Board to take the actions set forth in Section 4.5(f); provided, however, that if, the Company Board shall have effected a Change in Company Board Recommendation pursuant to, and in accordance with, the terms of Section 4.5, then the Company Board shall submit this Agreement to the Company’s stockholders without a recommendation (although the resolutions adopting this Agreement as of the Agreement Date may not be rescinded or amended prior to the termination of this Agreement), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law.
(c)    The Company shall not adjourn, postpone or recess the Company Stockholders’ Meeting without the prior written consent of Parent and shall adjourn, postpone or recess such meeting as directed by Parent in order to obtain a quorum or solicit additional votes (so long as such meeting is not adjourned, postponed or recessed to a date on or after the Outside Date) unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders' Meeting; provided, however, the Company shall have the right to adjourn or postpone the Company Stockholders Meeting: (i) after consultation with Parent, for not more than two (2) periods not to exceed ten (10) Business Days each if on the date on which the Company Stockholders Meeting is then-scheduled, the Company has not received proxies representing a sufficient number of Shares to obtain the Company Stockholder Approval; (ii) if on the date on which the Company

Stockholders Meeting is then-scheduled, there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting; (iii) if the Company is required to postpone or adjourn the Stockholders Meeting by applicable Law, order of Governmental Authority or a request from the SEC or its staff, (iv) after consultation with Parent, if the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law or (v) if there has been a Change in Company Board Recommendation and the Company Board (or any committee thereof) has determined in good faith (after consultation with outside legal counsel) that it is necessary or appropriate to postpone or adjourn the Company Stockholders' Meeting in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has disseminated or otherwise made available to such stockholders, in which case the Company may postpone or adjourn the Company Stockholders' Meeting one (1) time, but only for such period as the Company Board (or such committee) has determined in good faith (after consultation with outside legal counsel) is necessary or appropriate to give the stockholders of the Company sufficient time to evaluate such information or disclosure, which in any event shall not exceed five (5) Business Days. The Company shall not, unless required by applicable Law or permitted in accordance with this Section 4.4, change the record date for the Company Stockholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) and any postponement or adjournment of the Company Stockholders' Meeting shall be effected, to the extent practicable, in a manner that does not require the Company to establish a new record date.
(d)    The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to cause the applicable proxy solicitor of the Company to advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Stockholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Stockholder Approval.
Section 4.5    Acquisition Proposals.
(a)    During the period (the “Go-Shop Period”) commencing on the Agreement Date and continuing until 11:59 p.m. (New York Time) on August 5, 2018 (the day following the conclusion of the Go-Shop Period, the “No-Shop Period Start Date”), the Company and the Company Subsidiaries and their respective directors, officers or other employees, controlled affiliates, or any investment banker, financial advisor, attorney, accountant or other agent or representative retained by any of them (collectively, “Representatives”) shall have the right to (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist any inquiry or the making of any proposal or offer that constitutes, could constitute, or could reasonably be expected to lead to, an Acquisition Proposal, including by furnishing information with respect to the Company and the Company Subsidiaries and/or by providing access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries to any Third Person, its Representatives, Affiliates and prospective debt and equity financing sources pursuant to a confidentiality agreement entered into by such Third Person, which confidentiality agreement, if entered into following the Agreement Date, shall contain confidentiality terms that are no more favorable in the aggregate to such Third

Person than those contained in the Confidentiality Agreement, including with respect to the terms of the “standstill provision” in the Confidentiality Agreement, except that the Company may grant a limited waiver under any “standstill provision” or similar obligation of any Third Person with respect to the Company or any of the Company Subsidiaries to allow such Third Person to submit an Acquisition Proposal in compliance with this Section 4.5 (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall, to the extent not previously provided to Merger Sub or Parent, provide or make available to Merger Sub or Parent (including by posting materials to the Dataroom) any material non-public information concerning the Company or any Company Subsidiary provided or made available to any Person prior to or substantially concurrently to providing such information to such Person, and (ii) continue, enter into, maintain, participate or engage in any discussions or negotiations with any Persons or group of Persons with respect to any Acquisition Proposals or any proposal or offer that constitutes, could constitute, or could reasonably be expected to lead to, an Acquisition Proposal and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals or other proposals that could lead to Acquisition Proposals, or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations. Commencing on the date that is ten (10) Business Days after the Agreement Date and continuing every ten (10) Business Days until the Effective Time or, if earlier, the termination of this Agreement pursuant to Section 6.1, the Company shall provide a written report to Parent (to the extent not prohibited by any applicable confidentiality agreement in place prior to the Agreement Date) setting forth the identity of each Person or group of Persons from whom the Company received a written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date and provide to Parent:
(i)    a copy of any Acquisition Proposal made in writing since the date of the last written report by the Company and any other written material terms or proposals (including financing commitments) provided by such Person to the Company or any of the Company Subsidiaries with respect to such Acquisition Proposal,
(ii)    the identity of the Person or Persons making such Acquisition Proposal (to the extent not prohibited by any applicable confidentiality agreement in place prior to the Agreement Date),
(iii)    a written summary of the material terms of any Acquisition Proposal by such Person with respect to such Acquisition Proposal not made in writing (including any terms proposed orally or any amendments thereto), and
(iv)    the number of parties that have executed an Acceptable Confidentiality Agreement since the date of the Original Agreement.
(b)    Except as may relate to any Excluded Party (but only for as long as such Person or group is an Excluded Party) or as expressly permitted by this Section 4.5, from and after the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement pursuant to Section 6.1, the Company and the Company Subsidiaries shall, and the Company shall cause its and the Company Subsidiaries’ Representatives to, immediately cease any activities permitted by Section 4.5(a) and any discussions or negotiations with any Person or group that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated other than any Excluded Party (but only for as long as such Person or group is an Excluded Party), the Company shall terminate such Persons’ access to any data room containing the Company’s or any Company Subsidiaries’ confidential information and use its reasonable best efforts to promptly require such Person or group to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any information furnished by or on behalf of the Company.
(c)    Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party, and except with respect to clauses (iv) and (v) below) or as expressly permitted by this Section 4.5, from and after the No-Shop Period Start Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 6.1 and the Effective Time, the Company and the Company Subsidiaries shall not, and the Company shall cause its and the Company Subsidiaries’ Representatives not to directly or indirectly (i) solicit, initiate, cause or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of the Company Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Parent) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to constitute an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) amend, modify or grant any waiver or release under, any standstill, confidentiality or similar agreement of the Company or any Company Subsidiary except that the Company may grant a limited waiver under any “standstill provision” or similar obligation of any Third Person with respect to the Company or any of the Company Subsidiaries to allow such Third Person to submit an Acquisition Proposal in compliance with this Section 4.5 or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement). Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (i), (ii) and (iii) above with respect to any Excluded Party (for so long as such Person or group is an Excluded Party), from and after the No-Shop Period Start Date until the earliest of (A) the date on which the Excluded Party has terminated or withdrawn the Acquisition Proposal made prior to the No-Shop Period Start Date (provided that, for the avoidance of doubt, any amended or modified Acquisition Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Acquisition Proposal), (B) the Third Person submitting the relevant Acquisition Proposal ceases to be an Excluded Party because the Company Board (after consultation with outside legal counsel and its financial advisors), determines that such Acquisition Proposal (inclusive of any amendment or modification thereto, regardless of when delivered) does not constitute or could not reasonably be expected to result in a Superior Proposal, and (C) the receipt of the Company Stockholder Approval.

(d)    Notwithstanding anything to the contrary set forth in this Section 4.5, at any time prior the earlier to occur of the termination of this Agreement pursuant to Section 6.1 and the receipt of the Company Stockholder Approval, in response to a written and unsolicited Acquisition Proposal (except to the extent solicited or continued in accordance with Section 4.5(a) and subject to the right to maintain discussions and negotiations with Excluded Parties), the Company may contact the Third Person that delivered such Acquisition Proposal and make inquiries solely for the purpose of clarifying such Acquisition Proposal and if the Company Board determines in good faith that (i) after consultation with its financial advisor and outside legal counsel, such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (ii) after consultation with its outside legal counsel, failure to take any of the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company may: (A) furnish information with respect to the Company and the Company Subsidiaries and/or provide access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries to the Person making such Acquisition Proposal (and such Person’s Representatives); provided, however, that if such Person is not then a party to a confidentiality agreement with the Company, the Company and such Person enter into an Acceptable Confidentiality Agreement; and provided further, that any material non-public information concerning the Company or any Company Subsidiary provided or made available to the Person making such Acquisition Proposal shall, to the extent not previously provided to Merger Sub or Parent, be substantially concurrently provided or made available to Merger Sub or Parent; and (B) engage in, participate in or facilitate discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.
(e)    During the Interim Period, the Company shall promptly advise Parent in writing, in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal and shall indicate (to the extent not prohibited by any applicable confidentiality agreement in place prior to the Agreement Date) the identity of the Person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts, and thereafter shall keep Parent reasonably informed of all material developments affecting the status and the material terms of any such Acquisition Proposal.
(f)    Except as set forth in this Section 4.5(f), the Company Board shall not: (i) (A) fail to make, withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation; (B) fail to include the Company Board Recommendation in the Proxy Statement, when mailed; (C) make any recommendation or public statement in connection with a tender offer or exchange offer other than an unequivocal recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act in which the Company Board or the Company indicates that the Company Board has not changed the Company Board Recommendation; (D) if reasonably requested in writing by Parent in a timely manner following the Agreement Date, fail to reaffirm the Company Board Recommendation within five (5) Business Days after such request (provided, that the Company Board shall not be required to comply with more than one (1) such request per Acquisition Proposal or amendment thereof) or (E) approve, authorize, recommend, or otherwise declare advisable (or make any public announcement of its decision to approve, authorize, recommend or otherwise declare advisable) the adoption of any Acquisition Proposal or any agreement requiring the Company to abandon the Transactions or terminate or this Agreement, excluding, for the avoidance of doubt, any confidential, non-public recommendation to its Representatives to review, consider, clarify discuss, evaluate or negotiate, any Acquisition Proposal or any agreement, letter of intent, or agreement in principle with respect to an Acquisition Proposal, subject to the obligations of the Company set forth in this Section 4.5 (each of the actions described in clauses (A) through (E), inclusive referred to as a “Change in Company Board Recommendation”) or (ii) cause or permit the Company or any of the Company Subsidiaries to execute or enter into, any binding agreement, letter of intent, or agreement in principle with respect to an Acquisition Proposal, including any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement). Notwithstanding the foregoing, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval, take any of the actions set forth in Section 4.5(f)(i)-(iii) below; provided, however, that prior to taking any such action, the Company complies with Section 4.5(g) of this Agreement:
(i)    effect a Change in Company Board Recommendation in response to a material fact, event, change or development that (a) arises after the Agreement Date and was not known to the Company Board as of or prior to the Agreement Date and (b) does not involve or relate to an Acquisition Proposal, if the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law;
(ii)    effect a Change in Company Board Recommendation in response to an Acquisition Proposal if the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and the Company Board concludes in good faith, after consultation with the Company’s financial advisor, that the Acquisition Proposal constitutes a Superior Proposal; and
(iii)    terminate this Agreement pursuant to Section 6.1(d)(iii) (and, if applicable, enter into a Company Acquisition Agreement), if the Company receives an Acquisition Proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisor, constitutes a Superior Proposal and the Company Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into such definitive agreement would be inconsistent with its fiduciary duties under applicable Law.
(g)    Notwithstanding anything to the contrary set forth in Section 4.5(f), the Company shall not be entitled to: (i) make a Change in Company Board Recommendation pursuant to Section 4.5(f)(i) or Section 4.5(f)(ii); or (ii) terminate this Agreement (and, if applicable, enter into any Company Acquisition Agreement) pursuant to Section 4.5(f)(iii), unless in all such instances: (A) the Company shall have first provided prior written notice to Parent (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Change in Company Board Recommendation) that the Company is prepared to (x) make a Change in Company Board Recommendation (a “Recommendation Change Notice”), or (y) terminate this Agreement pursuant to Section 6.1(d)(iii) in response to a Superior Proposal (a “Superior Proposal

Notice”), which notice shall contain a description of the reasons for such Change in Company Board Recommendation or, if the basis for the proposed action by the Company Board is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal, including a copy of the Company Acquisition Agreement in the form to be entered into; (B) after providing such notice, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) during the period commencing at delivery of such notice and ending one (1) Business Day after the receipt of such notice (it being understood that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification pursuant to the foregoing clause (A) and a new period of negotiation under this clause (B) of one (1) Business Day), to make such adjustments in the terms and conditions of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee as would permit the Company Board to determine that the Acquisition Proposal would no longer constitute a Superior Proposal, (C) the Company Board shall have considered in good faith any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee that may be offered in writing by Parent no later than 5:00 p.m. (New York Time) on the last day of such one (1) Business Day period, and referred to (without duplication) in clause (B) above, in a manner that would form a binding contract if accepted by the Company and (D) the Company Board shall have determined in good faith after the conclusion of the negotiations provided for in clause (B) above and consideration of any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Limited Guarantee offered by Parent pursuant to clause (C) above, without duplication, and consultation with outside legal counsel and, in the case of a Superior Proposal, the Company’s financial advisor that failure to effect a Change in Company Board Recommendation would be inconsistent with its fiduciary duties under applicable Law. Any material changes with respect to events, facts and circumstances mentioned above, or material changes to the financial terms of such Superior Proposal, as the case may be, occurring prior to the Company’s effecting a Change in Company Board Recommendation or terminating this Agreement pursuant to Section 6.1(d)(iii) shall require the Company to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new one (1) Business Day period.
(h)    Nothing contained in this Section 4.5 or elsewhere in this Agreement shall prohibit the Company from taking or disclosing a position contemplated by Rules 14a-9, 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to the Company’s stockholders to comply with applicable Law (it being agreed that a "stop, look and listen" communication by the Company Board to the Company's stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by the Company that describes the Company's receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed to be a Change in Company Board Recommendation); provided, that any such action taken or statement made that relates to an Acquisition Proposal (other than a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act) shall be deemed to be a Change in Company Board Recommendation unless the Company Board reaffirms the Company Recommendation within four (4) Business Days following any request by Parent for such reaffirmation (it being agreed that Parent may make only one (1) such request with respect to any single such disclosure).

Section 4.6    Consents; Filings; Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 4.5), the parties hereto will use their respective commercially reasonable best efforts to consummate the Transactions and to cause the conditions to the Merger set forth in Article V to be satisfied, including using commercially reasonable best efforts to make or cause to be made, in cooperation with the other parties hereto and to the extent applicable, all necessary filings, forms, declarations, notifications, registrations and notices with Governmental Authorities under any Antitrust Law relating to the Merger. Each party shall use its commercially reasonable best efforts to: (A) respond at the earliest practicable date to any requests for additional information made by the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Authority under any Antitrust Law relating to the Merger; (B) act in good faith and reasonably cooperate with the other party in connection with any investigation by any Governmental Authority under any Antitrust Law relating to the Merger; (C) furnish to each other all information required for any filing, form, declaration, notification, registration and notice under any Antitrust Law relating to the Merger, subject to advice of such party’s antitrust counsel (excluding any documents and communications which are subject to preexisting confidentiality agreements, the attorney client privilege or work product doctrine or required by applicable Law or Order or by applicable Governmental Authority not to be so disclosed); and (D) take all other actions reasonably necessary consistent with this Section 4.6 to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other Antitrust Law relating to the Merger. In connection with the foregoing, except as prohibited by applicable Law or Order or by applicable Governmental Authority, each party hereto shall use its commercially reasonable best efforts: (w) to give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any investigations, proceedings, filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority, in each case under any Antitrust Law relating to the Merger, subject to advice of such party’s antitrust counsel; (x) not to participate in any meeting or conversation, or engage in any substantive conversation with any Governmental Authority in respect of any filings or inquiry under any Antitrust Law relating to the Merger, without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend and/or participate therein; (y) if attending a meeting, conference, or conversation with a Governmental Authority under any Antitrust Law relating to the Merger, from which the other party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending, to keep the other reasonably apprised with respect thereto; and (z) to consult and cooperate with the other party in connection with any information or proposals submitted in connection with any proceeding, inquiry, or other proceeding under any Antitrust Law relating to the Merger. Without limiting the foregoing, the Company and Parent shall each use its commercially reasonable best efforts: (1) to avoid the entry of any Governmental Order; and (2) to eliminate every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the Effective Time to occur as soon as reasonably possible (and in any event, not later than the Outside Date). Any fees and expenses (other than the attorney’s, advisor’s and agent’s fees) payable under the filings, registrations and declarations with Governmental Authorities relating to the Transactions shall be borne equally by the Company and Parent (and each of the Company and Parent shall make such equal payment on the date that such filing is made).
(b)    Upon the terms and subject to the conditions set forth in this Agreement, each of Merger Sub, Parent and the Company shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using commercially reasonable best efforts to obtain and maintain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all Governmental Authorities or other third parties and make all necessary registrations, declarations and filings with all Governmental Authorities or other third parties that are necessary to consummate the Merger.
(c)    For purposes of Section 4.6(a), “commercially reasonable best efforts” shall include (I) contesting and resisting any Legal Proceeding, and to seek to cause to have vacated, lifted, reversed or overturned any Governmental Order that restricts, prevents or prohibits the consummation of the Transactions under any applicable Law; (II) the obligations of the Company under this Section 4.6 shall not require the Company or any Company Subsidiary to incur any financial obligations prior to the Effective Time, except for the fees and expenses of counsel or as provided in last sentence of Section 4.6(a) and (III) the obligation by Parent, Merger Sub, and any of their Subsidiaries to offer and consent to, and thereafter to implement, any of the following measures if doing so would enable the parties to avoid, resolve, or lift a Governmental Order or Legal Proceeding or to obtain any Governmental Approval: (i) make any payment to any Governmental Authority as required by applicable Law or the terms of any governmental grant, authorization or permit, (ii) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (iii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iv) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries. Neither Parent nor Merger Sub shall take or cause to be taken any action that it is aware or reasonably should be aware would have the effect of delaying, impairing or impeding the receipt of any Governmental Approvals.
(d)    Notwithstanding anything to the contrary set forth in this Agreement, all obligations of Parent or Merger Sub to obtain the Financing will be governed exclusively by Section 4.15 and not this Section 4.6.
Section 4.7    Public Announcements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company (the "Press Release"). Except as permitted in accordance with Section 4.5, Parent and the Company shall thereafter consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger and consider in good faith the views of the other party, and shall not issue any such press release or make any such public statement with respect to any matters which are not addressed in the Press Release prior to such consultation without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, that (i) without further consultation of the other party, either party can confirm any matter addressed in the Press Release; and (ii) the Company shall be permitted to disclose or make a statement contemplated by Rules 14a-9, 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act. The Company may, without Parent or Merger Sub’s consent, communicate to its employees, customers, lenders and suppliers in a manner consistent with prior communications of the Company or consistent with a communications plan previously agreed to by Parent and the Company.
Section 4.8    Director and Officer Liability.
(a)    From and after the Effective Time, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any of the Company Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of the Company Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Legal Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request or for the benefit of the Company or any Company Subsidiary as a director, officer, member, trustee or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) as in effect on the Agreement Date or in any agreement to which the Company or any Company Subsidiary is a party, shall be assumed by the Surviving Corporation and shall survive the Merger and continue in full force and effect in accordance with their terms, and Parent shall cause Surviving Corporation to comply with all such terms.
(b)    From and after the Effective Time, the Surviving Corporation shall: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, each Company Indemnified Party to the same extent such Company Indemnified Party is indemnified or has the right to advancement of expenses as of the Agreement Date by the Company or any of the Company Subsidiaries pursuant to the Company Charter Documents, other charter and organizational documents of the Company’s Subsidiaries and the indemnification agreements in existence on the Agreement Date with any Company Service Provider; and (ii) include and cause to be maintained in effect in the charter and bylaws of the Surviving Corporation, the Company Subsidiaries and their respective successors for a period of six (6) years after the Closing, regarding elimination of liability of the Company Indemnified Parties, indemnification, exculpation, contribution and advancement of expenses, provisions that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the Agreement Date contained in the Company Charter Documents; provided, however, all rights to indemnification in respect of any actual or threatened Legal Proceeding made within such period shall continue until the disposition of such Legal Proceeding or resolution of such Legal Proceeding.
(c)    If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporations or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, Parent shall cause the successors and assigns of the Surviving Corporation to assume all of the obligations set forth in this Section 4.8 as a condition to consummating any such consolidation, merger or transfer or properties or assets.
(d)    Prior to the Effective Time, the Company shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six (6) years on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefit of this Section 4.8, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers. Merger Sub and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the Closing; provided, however that (y) in no event shall the Company or the Surviving Corporation be required or permitted to expend for such policies pursuant to this sentence an aggregate amount in excess of 300% of the last annual premium paid by the Company prior to the Agreement Date in respect of such coverage, and (z) if the aggregate premiums of such insurance coverage exceed such amount and the Company or the Surviving Corporation, as applicable, shall obtain a policy in accordance with this sentence, such policy shall provide the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e)    Parent shall cause the Surviving Corporation or its respective Subsidiaries, as the case may be, to assume, honor and fulfill all obligations of the Company or any of the Company Subsidiaries pursuant to any written indemnification agreements with the indemnified parties, or any other person entitled to the benefit of this Section 4.8, as applicable.
(f)    The provisions of this Section 4.8 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured person hereunder (including the Company Indemnified Parties), his or her heirs and his or her representatives (who shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 4.8) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, at Law or otherwise.
Section 4.9    Director Resignations. The Company shall provide Parent with a correct and complete list of the directors and officers of the Company and each of the Company Subsidiaries at least ten (10) Business Days prior to the Closing. The Company shall, at the direction of Parent, obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing at least five (5) Business Days prior to the Closing.
Section 4.10    Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:
(a)    Upon the Company having Knowledge that, or Parent having Knowledge, as applicable, that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect that would cause the condition set forth in Section 5.2(a) or Section 5.3(a), as applicable, not to be satisfied, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement that would cause the condition set forth in Section 5.2(b) or Section 5.3(b), as applicable, not to be satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto, and provided further, that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 6.1(c)(ii) or Section 6.1(d) of this Agreement, as applicable;
(b)    to the extent the Company has Knowledge of such notice or communication or Parent has Knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger;
(c)    of any material written communication from any Governmental Authority related to the Merger; and

(d)    of any proceedings commenced and served upon it or any Company Subsidiaries, or to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiaries, that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement.
Section 4.11    Transaction Litigation. During the Interim Period, (a) the Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation and (b) the Company shall not, and shall cause the Company Subsidiaries and Representatives not to, compromise, settle, offer or propose to settle, or otherwise take any material action in respect of (A) any Transaction Litigation, (B) any other material civil litigation, investigation, arbitration, proceeding or claim involving or against the Company or any of the Company Subsidiaries set forth in Section 4.11 of the Company Disclosure Schedules, or (C) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of the Company Subsidiaries brought by a Governmental Authority or otherwise involving regulatory action or involving criminal charges or allegations or consent or commit to the taking of any of the foregoing actions, unless in each case Parent shall have consented in advance and in writing (which consent shall not be unreasonably conditioned, withheld or delayed).
Section 4.12    Rule 16b-3. Prior to the Effective Date, the Company shall take all such steps as may be required to cause the transactions contemplated by Article I, and any other dispositions of equity securities (including derivative securities) of the Company by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 4.13    Confidentiality. The parties hereto acknowledge that the Sponsor and the Company have previously executed a confidentiality agreement, dated as of February 5, 2015 (as amended as of May 1, 2018, the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein. The Confidentiality Agreement shall automatically terminate at the Effective Time without further action by any party thereto.
Section 4.14    Approval of Sole Stockholder of Merger Sub; Obligations of Merger Sub. Immediately following execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its organizational documents, in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Merger and the other Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to and in accordance with this Agreement.
Section 4.15    Financing.
(a)    Each of Merger Sub and Parent shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the

Equity Financing on the terms and conditions described herein and in the Equity Commitment Letter on a timely basis to facilitate the Closing and pay all Required Amounts when required by Section 1.2. Each of Merger Sub and Parent shall use their respective reasonable best efforts to consummate and obtain the proceeds of the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Commitment Papers (as replaced, amended, supplemented, modified, waived or superseded to the extent not prohibited by Section 4.15(b) below) on a timely basis (after giving effect to the Marketing Period) to facilitate the Closing when required by Section 1.2, including using their respective reasonable best efforts to: (i) maintain in effect the Debt Commitment Papers until the Transactions are consummated, (ii) enforce (including through specific performance, litigation or other appropriate proceedings, each of the foregoing pursued in good faith) its rights under the Debt Commitment Papers, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions (including flex provisions) contained in the Debt Commitment Papers (or on terms not materially less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Financing Commitments), and (iv) satisfy, or cause their Representatives to satisfy, on or prior to the Closing Date (or obtain the waiver of) all conditions in the Debt Commitment Papers and such definitive agreements applicable to it that are within its control. In the event that all the conditions contained in any Financing Commitment (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied (or upon funding will be satisfied), each of Merger Sub and Parent shall use their respective reasonable best efforts (including through litigation pursued in good faith) to cause the Financing Sources party to the Debt Financing Papers to, and shall cause the Financing Sources party to the Equity Commitment Letter to, comply with their respective obligations, including  to fund the Financing at the Closing (and in any event prior to the Outside Date). Each of Merger Sub and Parent shall comply with their respective obligations, and enforce their respective rights, under the Equity Commitment Letter in accordance with the terms therein, in each case in a timely and diligent manner. Each of Merger Sub and Parent shall use reasonable best efforts to comply with their respective obligations, and use reasonable best efforts to enforce their respective rights, under the Debt Commitment Papers, in each case in a timely and diligent manner.
(b)    Neither Merger Sub nor Parent shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Financing Commitments or Financing Agreements without the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion), to the extent such amendments, modifications or waivers could or could reasonably be expected to (i) reduce (or have the effect of reducing) the aggregate amount of aggregate cash proceeds available from the Financing (including by changing the amount of fees to be paid or original issue discount) unless (but only to the extent that) Parent and Merger Sub do not require the full amount of the Financing to fund the Required Amount at the Closing or Parent delivers the Company an amended Equity Commitment Letter, duly executed by the affiliates of the Sponsor listed therein, to increase the Equity Financing by an amount equal to such reduction to such Financing; provided, however, that no Financing Commitment shall be reduced unless and until such financing is actually funded at the Closing or the Company receives such amended Equity Commitment Letter, or (ii) impose new or additional conditions precedent to the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that could reasonably be expected to be adverse to Merger Sub, Parent or the Company, including any expansion, amendment or modification that would or could be reasonably be expected to (A) prevent or delay or impair the ability of Merger Sub and Parent to consummate the Merger and the other Transactions to be consummated on the Closing Date pursuant to this Agreement, (B) adversely impact the ability of Merger Sub or Parent to enforce its rights or remedies against the other parties to the Financing Commitments or Financing Agreements or (C) make the funding of the Financing on the Closing Date or satisfaction of the conditions precedent to obtaining the Financing on the Closing Date any less likely to occur; provided that, subject to compliance with the other provisions of this Section 4.15, Parent and Merger Sub may amend the Debt Commitment Letter to add arrangers, bookrunners, agents or similar entities if such modifications, individually or in the aggregate, could not reasonably be expected to prevent or delay or impair the ability of Merger Sub and Parent to consummate the Merger and the other Transactions to be consummated on the Closing Date pursuant to this Agreement, including, for the avoidance of doubt, to modify pricing or implement or exercise any of the flex provisions contained in the Debt Commitment Papers. Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver of any of the Financing Commitments or the Financing Agreements. Neither Merger Sub nor Parent shall release or consent to the termination of the obligations of the lenders and other Persons under the Financing Commitments or Financing Agreements, except for (i) replacements of the Debt Commitment Letter with alternative financing commitments pursuant to Section 4.15(c), or (ii) assignments and replacements of lenders under the terms of the syndication of the Financing Commitments in accordance with the terms thereof so long as any such assignment or replacement would, were it structured as an amendment to the existing Financing Commitment, not result in any of the circumstances described in the first sentence of this Section 4.15(b).
(c)    In the event that any portion of the Financing (A) becomes or (B) would reasonably be expected to become unavailable in the manner contemplated in the Financing Commitments (including the flex provisions) (other than as a result of the termination of the Financing Commitments on the Outside Date pursuant to the terms thereof), Parent shall promptly so notify the Company. As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence or in Section 4.15(d)(ii); provided, however, subject to the rules of discovery otherwise applicable, that Parent or Merger Sub need not provide any information that it believes after consultation with external legal counsel to be privileged. Upon the occurrence of any circumstance referred to the second preceding sentence or in Section 4.15(d)(ii), Merger Sub and Parent shall use their respective reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions or other Persons (which such alternative financing (x) shall be in an amount, when combined with Merger Sub’s and Parent’s other source of funds, equal to the Required Amount on terms (unless otherwise agreed by Parent) and conditions that are not materially less favorable, in the aggregate, to Merger Sub and Parent than those in the Financing Commitments (including flex provisions) as in effect on the Agreement Date and (y) shall not contain any terms that would not be permitted to be effected by an amendment, modification or waiver of the Financing Commitments pursuant to Section 4.15(b)). Notwithstanding anything to the contrary in this Agreement, in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or be construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, seek equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter. The definitive agreements entered into pursuant to the first sentence of this Section 4.15(c) or Section 4.15(a)(iii) are referred to in this Agreement, collectively, as the “Financing Agreements.” In the event any new Financing Commitment is obtained as permitted or required in accordance herewith, (A) any reference in this Agreement to the “Financing,” the “Equity Financing” or the “Debt Financing” means the financing contemplated by the Financing Commitment(s) as permitted to be amended, modified or replaced pursuant to this Section 4.15 and the “Debt Commitment Papers” means the Debt Commitment Papers as permitted to be amended, modified or replaced pursuant to this Section 4.15, and (B) any reference in this Agreement to the “Financing Agreements” or the “Financing Commitments” shall be deemed to include the Financing Commitment(s) that are not superseded in accordance herewith by a new Financing Commitment at the time in question and the new Financing Commitment(s) to the extent then in effect. Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Financing (or any alternative Financing), the performance by any party to any Financing Commitment of its obligations thereunder nor the completion of any issuance of securities contemplated by the Financing (or any alternative Financing) is a condition to Closing and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative Financing, or the completion of any such issuance, subject to the applicable conditions set forth in Section 5.1 and Section 5.3.
(d)    Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement entered into in accordance (in each case of the foregoing, in the case of any fee letters, to the extent required by the terms of the applicable Debt Commitment Letter, redacted in a manner consistent with the Redacted Fee Letters) promptly upon their execution, but in any event on the same day as the execution thereof, (ii) without limiting the generality of the immediately following subclause (iii), give the Company prompt written notice, of (A) any breach of which either Merger Sub or Parent is or becomes aware by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement entered into in accordance with this Section 4.15 or any termination thereof or attempted or threatened termination thereof (in each case, whether or not such attempted or threatened termination is valid), (B) if Parent or Merger Sub obtains Knowledge that any of the Financing Commitments ceases to be in full force and effect and the legal, valid, binding and enforceable obligations of Parent or Merger Sub or of the other parties thereto, (C) if Parent or Merger Sub or any of their respective Representatives receives (1) any written notice or (2) other written communication, in each case from any Financing Source with respect to (y) any actual breach, default, termination or repudiation by any party to any of the Debt Commitment Papers or Financing Agreements of any provisions of the Financing Commitments or Financing Agreements or (z) material dispute or disagreement between or among any parties to any of the Financing Commitments or Financing Agreements with respect to the obligation to fund the Financing in an amount equal to the Required Amount at Closing on the terms and conditions set forth in the Financing Commitments, provided, however, subject to the rules of discovery otherwise applicable, that Parent or Merger Sub need not provide any information that is privileged if Parent shall have used its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable rule or risk waiver of such privilege), and (iii) otherwise, promptly upon request of the Company, keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or any alternative financing under this Section 4.15).
Section 4.16    Financing Cooperation and Indemnification.
(a)    Subject to (x) the last two sentences of Section 4.1 and (y) Section 4.16(b) and Section 4.16(c), prior to the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary and necessary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in the arrangement of the Debt Financing, which such reasonable best efforts shall include, at Parent’s request:
(i)    reasonably cooperating with due diligence efforts of Parent and the Financing Sources and reasonably assisting Parent and Merger Sub in the preparation of one or more credit or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise using reasonable best efforts to facilitate the pledging of collateral;
(ii)    using reasonable best efforts to furnish Parent as promptly as reasonably practicable following Parent’s reasonable request such financial information regarding the Company and the Company Subsidiaries as is customarily required in connection with the executing of financings of a type similar to the Debt Financing, including (A) the financial statements and other information which are necessary to satisfy the conditions set forth in paragraph 7(a) of Exhibit D of the Debt Commitment Letter (in the case of the foregoing subclause (A), which such financial statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and the Company Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments), (B) such other financial, business and other information regarding the Company and the Company Subsidiaries as Parent shall reasonably request from the Company, including to the extent necessary to allow Parent to prepare pro forma financial statements that are necessary to satisfy the conditions set forth in paragraph 7(b) of Exhibit D to the Debt Commitment Letter (it being understood none of such information need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A), (C) customary authorization letters (including customary representations with respect to accuracy of information) for inclusion in any information materials that authorize the distribution of information provided under clauses (A) and (B) above to prospective lenders (all information required to be delivered pursuant to subclauses (A) through (B), the “Required Information”); provided, notwithstanding anything in this definition to the contrary, the Company shall not be required to deliver any financial information with respect to a fiscal period that has not yet ended or for which the applicable quarterly or annual report has not been required to have been filed with the SEC, and which, in the case of all such Required Information, is Compliant, and upon request of Parent, Company shall periodically supplement the Required Information (to the extent it is available) so that Parent and Merger Sub may ensure that such Required Information, when taken as a whole, does not contain any material misstatement of fact or omit to state any fact necessary to make such information not materially misleading; provided that the filing by the Company of the required financial statements specified in subclause (A) above in its Annual Report on Form 10-K or its Quarterly Report on Form 10-Q, as applicable, within such time periods will be deemed to satisfy the foregoing requirements with respect to the Company and the Company Subsidiaries for all purposes of this Agreement and (y) without limiting the generality of Section 4.1, information obtained by Parent and the Financing Sources pursuant to this Section 4.16 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement and the Financing Sources and their respective representatives and advisors shall be considered “Representatives” thereunder and shall agree to be bound thereby by joinder thereto or otherwise;
(iii)    using reasonable best efforts to cause the Company’s and each of the Company Subsidiaries’ senior officers to (A) participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with prospective lenders and sessions with rating agencies and other customary syndication activities; and (B) assist with the preparation of materials for rating agency presentations, bank information memoranda and similar documents reasonably required or requested in connection with the Debt Financing;
(iv)    if any of the Indebtedness listed in Section 4.16(a)(iv) of the Company Disclosure Schedules remains outstanding as of the Closing, obtaining customary payoff letters, Lien terminations and instruments of discharge (A) indicating the amount required for the payoff, discharge and termination in full on the Closing Date of such Indebtedness and Liens thereunder which are required to be terminated and released substantially concurrently with the Closing pursuant to the terms and conditions of the Debt Commitment Papers to discharge such Indebtedness at Closing and/or releasing the obligations of the Company and its Company Subsidiaries thereunder, and (B) if such Indebtedness is secured by any Liens, agreeing to release such Liens upon receipt of the payoff amount;
(v)    using its reasonable best efforts to (x) furnish Parent and the Financing Sources promptly (but in any event, at least five (5) days prior to the Closing Date) with all documentation and other information requested by the Financing Sources in writing at least ten (10) days prior to the Closing Date which are required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (y) provide beneficial ownership certifications required pursuant to 31 C.F.R. § 1010.230; and
(vi)    executing and delivering any credit agreements, pledge and security documents, guarantees and other definitive financing documents or requested customary certificates and documents (including a certificate of the chief financial officer of the Company with respect to solvency matters); provided that, except for a customary authorization letter, (A) none of the agreements, documents and certificates contemplated by this Section 4.16 shall be executed and delivered, in each case of the foregoing except at and concurrent with the Closing and the respective Representative(s) executing any agreements, documents and certificates shall remain as officers of the Surviving Corporation or the Company Subsidiaries, as applicable, (B) the effectiveness thereof shall be conditioned upon, or only become operative after, the occurrence of the Closing, (C) no personal liability shall be imposed on the officers or employees involved and (D) neither the Company nor any of Company Subsidiaries, nor any of their respective Representatives, shall be required to provide any legal opinion or other opinion of counsel prior to the Closing Date in connection with the Debt Financing.
(b)    Notwithstanding anything to the contrary contained in this Agreement (including this Section 4.16): (i) nothing in this Agreement (including this Section 4.16) shall require any such reasonable best efforts to the extent that it would (a) require the Company or any of the Company Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses in connection with the Financing that are not contingent upon the Effective Time or incur any actual or potential liability or obligation or give any indemnities in connection with the Financing that are not contingent upon the Effective Time, (b) unreasonably interfere with the ongoing business or operations of the Company and the Company’s Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries, (c) require the Company or any of the Company Subsidiaries to take any action that will conflict with or violate the Company’s Charter Documents or any Laws, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material Contract not entered into in contemplation hereof to which the Company or any of the Company Subsidiaries is a party, (d) require the Company or any of the Company Subsidiaries to enter into or approve any financing or purchase agreement for the Financing prior to the Effective Time, (e) result in any significant interference with the prompt and timely discharge of the duties of any of the Company’s executive officers or senior management, (f) result in or reasonably be expected to result in any officer or director of the Company or any Company Subsidiary or any Representative of any of the foregoing incurring personal liability with respect to any matters relating to the Financing, (g) require any of the Company or the Company Subsidiaries to consent to the prefiling of UCC‑1 financing statements or any other grant of Lien or other encumbrances prior to the Effective Time or (h) require any of the pre-Closing boards of directors (or equivalent bodies) of the Company or any of the Company Subsidiaries to enter into any resolutions or take similar action to approve or authorize the execution thereof and (ii) none of the Company or any of the Company Subsidiaries or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to the Debt Financing in connection therewith in the event the Closing does not occur. Notwithstanding the above, all corporate, limited liability or other organizational actions shall be deemed to become effective only if and when the Closing occurs and shall be derived exclusively from the authority of, and shall only be taken by, the board of directors of the Company and its Company Subsidiaries or other governing body of the Company and its Company Subsidiaries as constituted after giving effect to the Closing.

(c)    Parent shall promptly, upon request by the Company, reimburse the Company for all of its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and the Company Subsidiaries in connection with any cooperation contemplated by this Section 4.16.
(d)    Merger Sub and Parent shall on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing, the arrangement of the Financing and/or the provision of information utilized in connection therewith (other than any information prepared or provided by the Company, any Company Subsidiary or any of their respective Representative) to the fullest extent permitted by applicable Law except, in each case, to the extent resulting from Fraud or willful misconduct of the Company or any Company Subsidiary or any of their respective Representatives as determined in a final non-appealable judgment by a court of competent jurisdiction.
(e)    The Company hereby consents to the use of (i) the financial statements and other information to be provided pursuant to this Section 4.16 in connection with the Financing and (ii) its and the Company Subsidiaries’ Trademarks and logos, in each case, in connection with the Financing; provided that such Trademarks and logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries or any Company Product or Company Intellectual Property.
(f)    All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or its Representatives pursuant to Section 4.16 will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement; provided that Parent and Merger Sub shall be permitted to disclose Confidential Information to potential debt financing sources for the Transactions and their Representatives without the prior written consent of the Company if such potential debt financing sources and their Representatives who receive such information are subject to a confidentiality agreement no less restrictive than the Confidentiality Agreement with respect to such information or as provided in the Debt Commitment Letter. In addition to, and not in lieu of, Parent’s right to disclose non-public or otherwise confidential information in accordance with the terms of the Confidentiality Agreement, Parent may (i) during the Go-Shop Period, disclose Confidential Information to the Sponsor and Sponsor’s Affiliates and their respective limited partners and their respective Affiliates and Representatives and the potential financing source identified on Section 4.16(f) of the Company Disclosure Schedules and its Affiliates and Representatives for the Transactions and their respective Representatives without the prior written consent of the Company if such potential equity financing sources and their Representatives who receive such information are subject to a confidentiality agreement no less restrictive than the Confidentiality Agreement with respect to such information and (ii) from and after the No-Shop Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, disclose Confidential Information to the limited partners of Sponsor or its Affiliates and their respective Affiliates and Representatives and any other potential equity financing source and its Affiliates and Representatives for the Transactions that is reasonably acceptable to the Company (such approval not to be unreasonably withheld, delayed or conditioned with respect to any such other potential equity financing source and its Affiliates and Representatives) if such potential equity financing source is subject to a confidentiality agreement that is no less restrictive than the Confidentiality Agreement with respect to such information and the Sponsor shall be responsible for any breach of the Confidentiality Agreement by such potential equity financing source or any of its respective Representatives who receive such information.
Section 4.17    Stock Exchange Delisting. Following receipt of the Company Stockholder Approval, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from the NASDAQ and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.
Section 4.18    Takeover Statutes. During the Interim Period, the Company and the Company Subsidiaries shall not take any action that would cause the Transactions to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Transactions, each of the Company, Merger Sub and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.
Section 4.19    Employee Matters.
(a)    During the period beginning as of the Effective Time and ending no earlier than the first (1st) anniversary of the Effective Time (the “Benefit Period”), Parent shall cause the Company and the Company Subsidiaries to provide each Continuing Employee with (i) at least the same level of base wages or base salary, as applicable, that were provided to the Continuing Employee immediately prior to the Effective Time, (ii) cash bonus opportunities (excluding any equity compensation) that, in the aggregate, are at least the same as were provided to the Continuing Employee immediately prior to the Effective Time, (iii) employee benefits that are substantially similar in the aggregate to the employee benefits that were provided by the Company and the Company Subsidiaries to the Continuing Employee immediately prior to the Effective Time and (iv) severance benefits that are no less favorable than those set forth on Section 4.19(a) of the Company Disclosure Schedules.
(b)    Parent shall, and shall cause its Subsidiaries to, grant all Continuing Employees credit for any service to the Company and its Subsidiaries earned prior to the Closing for purposes of eligibility, vesting and determination of the level of benefits, vacation or paid time off accrual and severance benefit determinations, under any benefit or compensation plan, program, agreement or arrangement in which a Continuing Employee participates that may be established or maintained by Parent or its Subsidiaries on or after the Closing (the “New Plans”); provided, however, that such service credit shall not be recognized to the extent that it would result in a duplication of benefits for the same period of time. In addition, Parent shall, and shall cause its Subsidiaries to, cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Company benefit plan as of the Closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable New Plan in the same plan year in which the Closing occurs.
(c)    For the avoidance of doubt, the Parties acknowledge and agree that the consummation of the Merger will constitute a “Change in Control” or “Change of Control” (or similar term), as applicable, within the meaning of (i) the Contacts with Company Service Providers set forth on Section 4.19(c) of the Company Disclosure Schedules, (ii) the Stock Plans, and each agreement governing the awards granted under such plans, and (iii) such plans, programs, agreements or other arrangements set forth on Section 4.19(c) of the Company Disclosure Schedules, and shall have such other effects as specified in Section 4.19(c) of the Company Disclosure Schedules.
(d)    Nothing contained herein, express or implied, (x) is intended to confer upon any Continuing Employee any right to continued employment for any period or continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any benefit plan, (y) shall alter or limit Parent’s or the Company’s or their Subsidiaries’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (z) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.
ARTICLE V
CONDITIONS TO MERGER
Section 5.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:
(a)    Reserved.
(b)    No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making illegal, restraining, enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.
(c)    Company Stockholder Approval. The Company Stockholder Approval shall have been duly obtained.

Section 5.2    Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction (or waiver by Company) at or prior to the Effective Time of the following additional conditions:
(a)    Each of the representations and warranties of Parent and Merger Sub contained in (i) Sections 3.1, 3.2, 3.3(a)(i), 3.12 and 3.13 of this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct in all material respects only as of such date or time) and (ii) this Agreement other than those Sections specifically identified in clause (i) of this Section 5.3(a) (disregarding all “materiality” or “Parent Material Adverse Effect” qualifications contained therein), shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct, disregarding all materiality and "Parent Material Adverse Effect" qualifications contained therein, only as of such date or time), with only such exceptions, in the case of this clause (ii) only, as have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)    Each of Parent and Merger Sub shall have performed or complied with, in all material respects, all of the obligations, agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Effective Time; and
(c)    Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Parent and certifying as to the satisfaction of the conditions specified in Section 5.2(a) and Section 5.2(b).
Section 5.3    Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of the following additional conditions:
(a)    Each of the representations and warranties of the Company contained in (i) Section 2.1, Section 2.2(a), Section 2.2(b), Section 2.2(d), Section 2.3(a), Section 2.3(b), Section 2.3(c)(i), Section 2.4(a), Section 2.4(b), Section 2.9 and Section 2.21 shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct in all material respects only as of such date or time) and (ii) this Agreement other than those Sections specifically identified in clause (i) of this Section 5.3(a) (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct, disregarding all materiality and Company Material Adverse Effect qualifications contained therein, only as of such date or time), with only such exceptions, in the case of this clause (ii) only, as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; provided that solely for purposes of clause (i) above, if one or more inaccuracies in Section 2.2(a), Section 2.2(b) or Section 2.2(d) would cause the aggregate amount required to be paid by Parent or Merger Sub in connection with the Closing to increase by $3,000,000 or more, such inaccuracy or inaccuracies shall be considered material for purposes of clause (i) of this Section 5.3(a) and a failure of the condition set forth in Section 5.3(a)(i).
(b)    The Company shall have performed or complied with, in all material respects, all of the obligations, agreements and covenants under this Agreement to be performed or complied with by it at or prior to the Effective Time;
(c)    Since the Company Balance Sheet Date, there shall not have occurred any change, event, circumstance, development or effect that has had, individually or in the aggregate, a Company Material Adverse Effect; and
(d)    The Company shall have delivered to Parent a certificate, dated as of the Closing Date, signed by an executive officer of the Company and certifying as to the satisfaction of the conditions specified in Section 5.3(a) through Section 5.3(c).
Section 5.4    Frustration of Closing Conditions. None of the Company, Merger Sub or Parent may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was primarily caused by such party’s breach of any provision of this Agreement which would result in the failure of the closing condition set forth in Section 5.2(b) or Section 5.3(b), as applicable.
ARTICLE VI
TERMINATION
Section 6.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after receipt of the Company Stockholder Approval (other than in the case of Section 6.1(a)) by written notice of the terminating party to the other parties:
(a)    by mutual written consent of Parent and the Company;
(b)    by either Parent or the Company if:
(i)    the Closing shall have not been consummated on or prior to 5:00 p.m. (New York Time), on December 20, 2018 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the failure of the Closing to occur prior to the Outside Date is primarily attributable to a failure of such party to perform any of its covenants or obligations under this Agreement which would result in the failure of the closing condition set forth in Section 5.2(b) or Section 5.3(b), as applicable; or
(ii)    at any time prior to the Effective Time if any Law or final, non-appealable Governmental Order shall be in effect having the effect of making illegal, restraining, enjoining or prohibiting the acceptance for payment of, and payment for, the Shares pursuant to the consummation of the Merger; or
(iii)    the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting (including any adjournment or postponement thereof); or

(c)    by Parent if:
(i)    at any time prior to the Closing if a Triggering Event shall have occurred; or
(ii)    there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of the Company or the Company has failed to perform or comply with any of its covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (1) would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b) and (2) is incapable of being cured prior to the Outside Date or, if curable, is not cured by the Company on or before the earlier of (A) the Outside Date or (B) the date that is thirty (30) calendar days following the receipt by the Company of written notice from Parent of such breach, inaccuracy or failure to perform or comply; provided that Parent or Merger Sub is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b); or
(d)    by Company if:
(i)    there shall have been a breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Parent or Merger Sub or Parent or Merger Sub has failed to perform or comply with any of its respective covenants or agreements contained in this Agreement, which breach, inaccuracy or failure to perform or comply (1) would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b) and (2) is incapable of being cured prior to the Outside Date or, if curable, is not cured by Parent or Merger Sub on or before the earlier of (A) the Outside Date or (B) the date that is thirty (30) calendar days following the receipt by Parent of written notice from the Company of such breach, inaccuracy or failure to perform or comply; provided that the Company is not then in breach of any representation, warranty, covenant or agreement contained in this Agreement such that it would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or
(ii)    (A) all of the conditions set forth in Section 5.1 and Section 5.3 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing or unless the failure to be so satisfied is due to any material breach or inaccuracy of any representation or warranty contained in this Agreement on the part of Parent or Merger Sub or the failure of Parent or Merger Sub to perform or comply with any of its respective material covenants or agreements contained in this Agreement) or, to the extent permitted by Law, waived, (B) Parent shall have failed to consummate the Merger by the time the Closing was required to occur under Section 1.2; (C) the Company has irrevocably notified Parent in writing that, if Parent performs its obligations hereunder and the Equity Financing contemplated by the Equity Commitment Letter and the Debt Financing contemplated by the Debt Commitment Letter is funded, the Company stands ready, willing and able to consummate the Merger; (D) the Company shall have given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 6.1(d)(ii) and (E) the Merger shall not have been consummated by the end of such three (3) Business Day period; or

(iii)    at any time prior to receiving the Company Stockholder Approval, the Company Board authorizes the Company to enter into a definitive Company Acquisition Agreement with respect to a Superior Proposal and to, substantially concurrently with such termination, enter into such Company Acquisition Agreement; provided, that, (A) as a condition precedent to the effectiveness of any such termination the Company shall have paid the Company Termination Fee in accordance with the terms, and at the times, specified in Section 6.3(b) and (B) the Company concurrently shall have entered into such Company Acquisition Agreement.
Section 6.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 4.5(f), Section 4.16(d), this Section 6.2, Section 6.3 and Article VII (and the Confidentiality Agreement and the Limited Guarantee) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) nothing herein will relieve (x) the Company from any liability for Damages resulting from Fraud prior to the valid termination of this Agreement or (y) the Company from any liability for Damages resulting from the Company’s willful breach of this Agreement as a result of an intentional and willful breach or an intentional and willful material failure by the Company to perform its obligations under this Agreement, in each case that is the consequence of an act or omission by the Company with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement (a "Willful Breach") prior to the valid termination of this Agreement.
Section 6.3    Expenses; Termination Fees.
(a)    Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be borne by the party incurring such cost or expense.
(b)    In the event that this Agreement is terminated by Parent pursuant to Section 6.1(c)(i) or by the Company pursuant to Section 6.1(d)(iii), then the Company shall pay to Parent the Company Termination Fee. The Company Termination Fee payable pursuant to this Section 6.3(b) shall be paid no later than the second (2nd) Business Day following termination pursuant to Section 6.1(c)(i) and concurrently (or the next Business Day if payment is not feasible on the date of termination) with any termination pursuant to Section 6.1(d)(iii).
(c)    If (i) after the Agreement Date but prior to the termination of this Agreement in accordance with its terms, the Company shall have received an Acquisition Proposal with respect to an Acquisition Transaction that becomes publicly known and is not withdrawn prior to the termination of this Agreement, (ii) thereafter, this Agreement is terminated (A) by Parent or the Company pursuant to Section 6.1(b)(i) or Section 6.1(b)(iii) (unless the Company would have been entitled to terminate this Agreement pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii) but for such termination pursuant to Section 6.1(b)(i) or Section 6.1(b)(iii)) or (B) by Parent pursuant to Section 6.1(c)(ii) (unless the Company Termination Fee provided in Section 6.3(b) has already been paid pursuant to the terms thereof), and (iii) within nine (9) months after such termination, the Company (x) enters into a definitive written agreement for any Acquisition Transaction which, for the avoidance of doubt, need not be with the party to such Acquisition Proposal referenced in Section 6.3(c)(i) or (y) consummates an Acquisition Transaction, then the Company shall pay to Parent the

Company Termination Fee by wire transfer of same-day funds on the earlier of the date such definitive written agreement is signed or the consummation of such Acquisition Transaction; provided that solely for purposes of this Section 6.3(c), all references to 15% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%.
(d)    In the event that this Agreement is terminated by the Company pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii), then Parent shall pay to the Company the Parent Termination Fee. The Parent Termination Fee payable pursuant to this Section 6.3(d) shall be paid no later than the second (2nd) Business Day following termination pursuant to Section 6.1(d)(i) or Section 6.1(d)(ii) (it being understood that in no event shall the Parent Termination Fee be payable on more than one occasion).
(e)    All payments under this Section 6.3 shall be made by wire transfer of immediately available funds to an account designated in writing by the party to whom payment is owed.
(f)    Subject to Section 6.2, Section 7.6 and notwithstanding any other provision of this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its Affiliates that, in the event of a termination of this Agreement pursuant to which the Company Termination Fee would be payable by the Company, its receipt of the Company Termination Fee pursuant to Section 6.3(b) or Section 6.3(c), shall, except in the case of Fraud or Willful Breach, (x) be deemed to be liquidated damages for any and all Damages suffered or incurred by Parent, Merger Sub, each of their Affiliates and Representatives and any other Person in connection with this Agreement (and such termination hereof), the Transactions (and such abandonment or termination thereof) or any matter arising out of or relating to such termination; and (y) none of Parent, Merger Sub, their respective Affiliates or Representatives or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Company or its Affiliates arising out of or in connection with this Agreement, the Transactions (or such abandonment or termination thereof) or any matters arising out of or relating to such termination of this Agreement if the Company Termination Fee is paid or a claim for any such Damages in such case. Except as otherwise set forth in Section 6.2 and Section 7.6 and notwithstanding any other provision of this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees on behalf of itself and its Affiliates that the rights of Parent and Merger Sub, if any, to (x) prior to any termination of this Agreement, obtain injunctive relief pursuant to Section 7.6 or seek Damages in respect of any breach of this Agreement, (y) following the termination of this Agreement, seek Damages as set forth in Section 6.2, and (z) following the termination of this Agreement, receive the Company Termination Fee pursuant to Section 6.3(b) or Section 6.3(c) constitute the sole and exclusive remedies (whether at law, in equity, in contract, tort or otherwise) of Parent, Merger Sub and each of their Affiliates and Representatives for any and all Damages suffered or incurred by Parent, Merger Sub, each of their Affiliates and Representatives and any other Person in connection with this Agreement (and such termination hereof), the Transactions (and such abandonment or termination thereof) or any matter forming the basis for such termination. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion or, in circumstances in which the Company Termination Fee is paid, have any aggregate liability under this Agreement in excess of the amount of the Company Termination Fee.

Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance and the Company Termination Fee.
(g)    Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 6.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent would have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay the fee due pursuant to Section 6.3, and, in order to obtain such payment, Parent or the Company commences litigation that results in an award against the other party for such fee, the Company or Parent, as the case may be, shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such litigation, together with interest on the amount of the applicable fee from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.
(h)    Notwithstanding anything to the contrary contained in this Agreement, the Company agrees and acknowledges that, except as expressly permitted by Section 7.6, if Parent and Merger Sub fail to effect the Merger or otherwise are in breach of this Agreement, then (i) the Company’s sole and exclusive remedy against Parent, Merger Sub, any debt or equity financing source, any Guarantor, or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, the “Parent Related Parties”), whether at law or equity, in contract, in tort or otherwise, shall be to terminate this Agreement in accordance with Section 6.1(d)(i) or Section 6.1(d)(ii) and to collect, if due, the Parent Termination Fee and any other amounts payable pursuant to Section 4.16, and Section 6.3(g) or under the Limited Guarantee, (ii) the payment of the Parent Termination Fee shall be deemed liquidated damages for any and all direct or indirect Damages of any kind, character or description incurred or suffered by the Company or any other Person in connection with this Agreement, the other Transaction Documents or the Transactions, and (iii) no other Parent Related Party shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or any other Transaction Document or any of the Transactions; provided, that the foregoing limitation of liability shall not apply to any claims or Legal Proceedings by the Company against (A) the Sponsor with respect to the Confidentiality Agreement, (B) Parent with respect to the expense reimbursement and indemnification obligations pursuant to Section 4.16, (C) the Guarantors pursuant to the terms and conditions of the Limited Guarantee and (D) the parties to the Equity Commitment Letter for specific performance of their respective obligations under the Equity Commitment Letter, subject to the terms and limitations thereof, and Section 7.6(a) (collectively, the “Additional Amounts”)). For the avoidance of doubt, under no circumstances shall the Company be (x) entitled to collect the Parent Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or any further funds or amounts) or (y) permitted or entitled to receive both a grant of specific performance as contemplated by Section 7.6 and any money damages, including all or any portion of the Parent Termination Fee. The Company further agrees that in the event of termination of this Agreement, the maximum aggregate liability of Parent, Merger Sub and all of the other Parent Related Parties, taken as a whole, shall be limited to an amount equal to the amount of the Parent Termination Fee and the Additional Amounts and in no event shall the Company seek to recover, or be entitled to recover, any Damages of any kind, character or description in excess of such amount, except that such limitation of liability shall in no event or circumstance apply to any Additional Amounts that may be due or payable by any Parent Related Party pursuant to the terms of this Agreement (including for such purposes the Limited Guarantee or the Confidentiality Agreement). In no event shall the Company seek to recover, or be entitled to recover, monetary damages from any Parent Related Party, other than Parent and Merger Sub under this Agreement or the Guarantors under the Limited Guarantee. The Company hereby covenants and agrees that it shall not, and shall cause the Company Subsidiaries not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Financing Commitments, the Limited Guarantee or the negotiation, execution, performance, abandonment or termination of the Transactions (whether at law or in equity, under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil)) against Parent or any Parent Related Party except for claims: (i) against Parent and/or Merger Sub in accordance with and pursuant to the terms of this Agreement; (ii) against Parent and/or Merger Sub for indemnification or expense reimbursement under Section 4.16, (iii) against the Guarantors under the Limited Guarantee, subject to the terms and limitations thereof; (iv) against the parties to the Equity Commitment Letter for specific performance of their respective obligations under the Equity Commitment Letter, subject to the terms and limitations thereof if, and the terms set forth in Section 7.6(a) (in case of the foregoing, other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied (or waived); and (v) against Siris Capital Group, LLC under the Confidentiality Agreement, subject to the terms and limitations thereof (the claims described in clauses (i) through (v) collectively, the “Retained Claims”). Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) hereby waives any rights or claims against any Debt Financing Source or any of its Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, including the Financing Sources, the “Debt Financing Source Related Parties”) in connection with this Agreement, the Debt Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and each of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any dispute, suit, claim, litigation, investigation, proceeding or other action against any Debt Financing Source Related Party in connection with this Agreement, the Debt Financing or the Debt Commitment Letters. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source Related Party shall have any liability for any claims, losses, settlements, damages, costs, expenses, fines or penalties to the Company (or any of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) in connection with this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Section 6.3(h) shall in any way limit or modify the rights and obligations of Parent or Merger Sub (nor, following the Closing Date, the

Company as the Surviving Corporation) under the Debt Commitment Letters or the Financing Agreements.
ARTICLE VII
MISCELLANEOUS PROVISIONS
Section 7.1    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, by written agreement signed by all of the parties hereto. Notwithstanding anything to the contrary contained herein, the Financing Sources Provisions (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any Financing Sources Provisions) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.
Section 7.2    Extension of Time, Waiver, etc. At any time prior to the Effective Time, any party may, subject to applicable Law: (a) waive any inaccuracies in the representations and warranties of any other party hereto; provided, however, that after adoption of this Agreement by the holders of Company Common Stock (if applicable), no waiver shall be made which would pursuant to applicable Law require further approval by such holders without obtaining such further approval; (b) extend the time for the performance of any of the obligations or acts of any other party hereto; or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in the Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Merger Sub or Parent in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 7.3    No Additional Representations; No Survival. To the fullest extent permitted by applicable Law, none of the Company, Merger Sub, Parent, their respective Affiliates or their respective Subsidiaries, stockholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to any other party hereto, its Affiliates or any of their respective Subsidiaries, stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to such party, its Affiliates or any of their respective Subsidiaries, stockholders, controlling Persons or Representatives, including in respect of the specific representations and warranties of the Company set forth in Article II of this Agreement and in respect of the specific representations and warranties of Merger Sub and Parent set forth in Article III of this Agreement, except as and only to the extent expressly set forth in this Agreement with respect to such representations and warranties, subject to the limitations and restrictions contained in this Agreement. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Date or the termination of this Agreement. This Section 7.3 shall not limit the survival of any covenant or agreement of the parties hereto contained in this Agreement which by its terms contemplates performance after the Effective Date or the termination of this Agreement.
Section 7.4    Entire Agreement; No Third Party Beneficiary.
(a)    This Agreement, including the exhibits and annexes hereto, the Company Disclosure Schedules, the Parent Disclosure Schedules, the Limited Guarantee, the Equity Commitment Letter, the Debt Commitment Letter, the documents and instruments relating to the Merger referred to in this Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement. This Agreement is not intended, and shall not be deemed, to create any agreement of employment with any person, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except (i) the directors and officers of the Company (with respect to matters covered by Section 4.8 and this Section 7.4), (ii) the Financing Sources (with respect to the Financing Sources Provisions), and (iii) the Parent Related Parties (with respect to Section 6.3(h)).
(b)    The inclusion of information in the Company Disclosure Schedules will not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor will it be construed as or constitute an admission or agreement that such information is material to the Company. In addition, matters reflected in the Company Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedules (including the listing of items on any Company Disclosure Schedules although such items may not necessarily be required to be included in such Company Disclosure Schedules because of the dollar thresholds set forth in this Agreement). Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person will use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedules is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business consistent with past practice, and no Person will use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Schedules is or is not in the ordinary course of business consistent with past practice for purposes of this Agreement.
Section 7.5    Applicable Law; Jurisdiction.

(a)    Subject to Section 7.12, this Agreement and all actions (whether at Law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Merger shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of another jurisdiction. Subject, in each case, to the terms of this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. Subject, in each case, to the terms of this Agreement, the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.
(b)    SUBJECT TO Section 7.12, ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED SOLELY AND EXCLUSIVELY IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF DELAWARE, IN EACH CASE LOCATED IN THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE SOLE AND EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.5(c).
Section 7.6    Specific Enforcement.

(a)    Subject to the remainder of this Section 7.6, the parties agree that irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with the terms hereof or are otherwise breached, and, at the non-breaching party’s election, such non-breaching party shall be entitled to specific performance and the issuance of injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts chosen in Section 7.5(b). Each party hereby waives any requirement for the posting of any bond or similar collateral in connection with the obtaining of any injunctive relief or specific performance. This right to injunctive relief and specific performance is in addition to any other remedy to which the parties to this Agreement are entitled at law or in equity. Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Parent has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and the parties hereto further agree that the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent and Merger Sub to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) shall be subject to the requirements that:
(i)    with respect to any funding of the Equity Financing to occur at the Closing, all the conditions set forth in Section 5.1 and Section 5.3 would have been satisfied (or have been waived by Parent) if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the time that the Closing would have occurred but for the failure of the Equity Financing to be funded);
(ii)    the Debt Financing (or, in the case alternative debt financing has been obtained in accordance with Section 4.15(c) for all the Debt Financing, such alternative debt financing) has been funded or would be funded in accordance with the terms thereof at the Closing, if the Equity Financing is funded at the Closing;
(iii)    Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2, and
(i)    the Company has irrevocably confirmed to Parent in writing that (A) all conditions in Section 5.1 and Section 5.2 have been satisfied or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Equity Financing and the Debt Financing were funded, the Company stands ready, willing and able to consummate the Merger.
(b)    For the avoidance of doubt, (i) in no event shall the exercise of the Company’s right to seek specific performance or other equitable relief pursuant to this Section 7.6 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement in accordance with the terms hereof and be paid the Parent Termination Fee (provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Merger occurring pursuant to this Section 7.6 and the payment of all or any portion of the Parent Termination Fee) plus any Additional Amounts and (ii) the Company’s right to seek specific performance pursuant to this Section 7.6 shall include the right of the Company to cause Parent and/or Merger Sub to fully enforce the terms of the Debt Financing Papers, including by requiring Parent and/or Merger Sub to file one or more lawsuits against any party to the Debt Financing Papers to fully enforce the obligations of such party therein. Subject to Section 7.6(a), each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 7.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Parent and Merger Sub may assign, in their sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent, effective with the Effective Date, or as collateral to the applicable Debt Financing Sources in connection with the Debt Financing without the consent of the Company, but no such assignment shall relieve any assignor of any of its respective liabilities or obligations under this Agreement in the event its obligations are not performed. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.
Section 7.8    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.8):
if to Merger Sub or Parent:
c/o Siris Capital Group, LLC
601 Lexington Ave, 59th Floor
New York, New York 10022
Attention: General Counsel
Facsimile No.: 212-231-2680
E-mail: legalnotices@siriscapital.com

with a copy to (which copy shall not constitute notice):
Sidley Austin LLP
1999 Avenue of the Stars, 17th Floor
Los Angeles, CA 90067
Attention: Dan Clivner and Vijay Sekhon
Facsimile No.: 310-595-9501
E-mail: dclivner@sidley.com and vsekhon@sidley.com

if to the Company:
Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258
Attention: Legal Department
Facsimile No.: (904) 880-0350
E-mail: legal@web.com
with a copy to (which copy shall not constitute notice):
Cooley LLP
1114 Avenue of Americas
New York, New York 10036
Attention: Jim Fulton, Nancy Wojtas and Eric Schwartzman
Facsimile No.: (212) 479 6275
E-mail: fultonjf@cooley.com, nwojtas@cooley.com and eschwartzman@cooley.com
Section 7.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties shall negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
Section 7.10    Construction.
(a)    For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.
(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.
(e)    The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, mean that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual dataroom set up by the Company (the "Dataroom").
(f)    References herein to (i) any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 7.10 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement; (ii) any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (iii) any Contract mean such Contract as amended, supplemented or modified (including by any waiver thereto) in accordance with the terms thereof; and (iv) a “party” or “parties” are intended to refer to a party to this Agreement or the parties to this Agreement.
(g)    If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
(h)    Any action that can be taken by the Company Board under this Agreement can be taken by a duly authorized committee of the Company Board.
Section 7.11    Counterparts; Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.
Section 7.12    Lender Limitations. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross claim or third party claim of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources (which defined term for the purposes of this provision shall include the Financing Sources and their respective affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors and representatives involved in the financing contemplated by the Debt Commitment Letter) with respect to this Agreement or any of the Transactions, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; and (ii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in Law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (a) the Company and the Company Subsidiaries, and its and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source, with respect to this Agreement, the Debt Financing or any of the Transactions, or in respect of any other document or any of the Transactions, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any of the Company and the Company Subsidiaries, and its and their respective Affiliates, directors, officers, employees, agents, partners, managers, members, representatives or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at Law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Financing Sources are intended third party beneficiaries of, and shall be entitled to the protections of this provision.
Section 7.13    Disclaimer. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole contractual benefit of such parties. Such representations and warranties are made as of specific dates, only for purposes of the Agreement and for the benefit of the parties hereto. Such representations and warranties are subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities laws or under other contracts. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.2 without notice or liability to any other Person. Any information concerning the subject matter of such representations and warranties may have changed, and may continue to change, since the Agreement Date, and such subsequent information may or may not be fully reflected in the Company’s public reports. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of contractual risks associated with particular matters regardless of the Knowledge of any of such parties. Any filing of this Agreement with the SEC or otherwise is only to provide investors with information regarding its terms and conditions and not to provide any other factual information regarding the Company or its business. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or any description thereof as characterizations of actual facts or circumstances as of the Agreement Date or as of any other date. The information in this Agreement should be considered together with the Company’s public reports filed with the SEC.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARKER PRIVATE HOLDINGS II LLC.
By: /s/ Peter Berger
Name: Peter Berger
Title: Managing Partner
PARKER PRIVATE MERGER SUB INC.
By:/s/ Peter Berger
Name: Peter Berger
Title: Managing Partner
WEB.COM GROUP, INC.
By: /s/ David L. Brown
Name: David L. Brown
Title: Chief Executive Officer

I

PARKER PRIVATE HOLDINGS II LLC.
By: /s/ Peter Berger
Name: Peter Berger
Title: Managing Partner
PARKER PRIVATE MERGER SUB INC.
By:/s/ Peter Berger
Name: Peter Berger
Title: Managing Partner
WEB.COM GROUP, INC.
By: /s/ David L. Brown
Name: David L. Brown
Title: Chief Executive Officer

178178918 v21

EXHIBIT A

DEFINITIONS
1.1    Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below will have the respective meanings therein defined.
Terms    Definition
Acceptable Confidentiality Agreement    Section 4.5(a)
Additional Amounts    Section 6.3(h)
Agreement    Preamble
Agreement Date    Preamble
Available Company SEC Documents    Article II Preamble
Book-Entry Shares    Section 1.5(a)(ii)
Bylaws    Section 1.4(b)
Capitalization Date    Section 2.2(a)
Certificate    Section 1.5(a)(ii)
Certificate of Merger    Section 1.3
Change in Company Board Recommendation    Section 4.5(f)
Closing    Section 1.2
Company    Preamble
Company Board    RECITALS
Company Board Recommendation    Section 4.4
Company Charter Documents    Section 2.1
Company Disclosure Schedules    Article II Preamble
Company Financial Advisor    Section 2.9
Company Financial Statements    Section 2.5(c)
Company Material Contract    Section 2.18
Company Performance Share    Section 1.6(b)(ii)
Company Plans    Section 2.10(a)
Company Preferred Stock    Section 2.2(a)
Company Registered Intellectual Property    Section 2.15(a)
Company Restricted Share    Section 1.6(b)(i)
Company SEC Reports    Section 2.5(a)
Company Securities    Section 2.2(d)
Company Software    Section 2.15(j)
Company Stockholder Approval    Section 2.3(a)
Company Stockholders’ Meeting    Section 4.3(a)
Company Subsidiaries    Section 2.1
Company Subsidiary Securities    Section 2.4(b)
Confidentiality Agreement    Section 4.13
Debt Commitment Letter    Section 3.9(a)
Debt Commitment Papers    Section 3.9(a)

Debt Financing    Section 3.9(a)
Debt Financing Source Related Parties    Section 6.3(h)
DGCL    RECITALS
Dissenting Shares    Section 1.5(a)(i)
Effective Time    Section 1.3
Equity Commitment Letter    Section 3.9(a)
Equity Financing    Section 3.9(a)
Excluded Shares    Section 1.5(a)(i)
FCPA    Section 2.22(a)
Financing    Section 3.9(a)
Financing Agreements    Section 4.15(c)
Financing Commitments    Section 3.9(a)
Go-Shop Period    Section 4.5(a)
Governmental Approvals    Section 2.3(d)
Guarantors    RECITALS
In-Licenses    Section 2.15(g)
Interim Period    Section 4.1
IP Contracts    Section 2.15(h)
Judgment    Section 2.3(c)
Leased Real Property    Section 2.19(a)
Limited Guarantee    RECITALS
Merger    RECITALS
Merger Consideration    Section 1.5(a)(i)
Merger Sub    Preamble
No-Shop Period Start Date    Section 4.5(a)
Outside Date    Section 6.1(b)
Out-Licenses    Section 2.15(h)
Parent    Preamble
Parent Disclosure Schedules    Article III Preamble
Parent Material Adverse Effect    Section 3.3(a)
Parent Related Parties    Section 6.3(h)
Payment Agent    Section 1.8(a)
Payment Fund    Section 1.8(a)
Payor    Section 1.9
Proxy Statement    Section 4.3(a)
Public Officer    Section 2.22(b)
Real Property Lease    Section 2.19(a)
Recommendation Change Notice    Section 4.5(g)
Representatives    Section 4.5(a)
Retained Claims    Section 6.3(h)
Required Amount    Section 3.9(b)
Required Information    Section 4.16(a)(ii)
Sanctions    Section 2.4(b)

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SEC    Article II Preamble
Shares    Section 1.5(a)(i)
Solvent    Section 3.11
Sponsor    Section 3.9(a)
Superior Proposal Notice    Section 4.5(g)
Surviving Charter    Section 1.4(a)
Surviving Corporation    Section 1.1
1.2    Certain Definitions. The following terms, as used herein, have the following meanings, which meanings shall be applicable equally to the singular and plural of the terms defined:
“Acquisition Proposal” means any bona fide written offer or proposal relating to an Acquisition Transaction (other than an offer or proposal by Parent or one of the Company Subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving:
(a)    any merger, consolidation, share exchange, business combination, issuance or sale of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a Third Person and its Affiliates, in the aggregate, directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing 15% or more of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing 15% or more of the outstanding shares of any class of voting securities of the Company;
(b)    any direct or indirect sale, lease, exchange, mortgage, transfer, acquisition or disposition of any assets of the Company and the Company Subsidiaries that constitute or account for (i) 15% or more of the consolidated revenues of the Company, consolidated income of the Company or consolidated book value of the Company; or (ii) 15% or more of the fair market value of the assets of the Company and the Company Subsidiaries; or
(c)    any liquidation or dissolution of the Company.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Affiliated Group” shall mean an “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included any of the Company or any Company Subsidiary or any direct or indirect predecessor of the Company or any Company Subsidiary, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar

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basis that, at any time on or before the Closing Date, includes or has included the Company or any Company Subsidiary or any direct or indirect predecessor of the Company or any Company Subsidiary.
“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act, and all other Laws, including merger control Laws, prohibiting, limiting, or promulgated or intended to govern conduct having the purpose or effect of monopolization, restraint of trade, or substantial lessening of competition.
“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Jacksonville, Florida or New York, New York are authorized or required by Law to be closed for business.
“Closing Date” means the date of the Closing.
“Code” means Internal Revenue Code of 1986, as amended.
“Company Acquisition Agreement” means any merger, acquisition or other agreement which gives effect to any Acquisition Proposal with respect to an Acquisition Transaction; provided, that, for purposes of Section 6.3(c), all references to 15% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%.
“Company Affiliate” means any Person under common control or treated as a single employer with the Company or any Company Subsidiary within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.
“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2018 and the footnotes thereto set forth in the Company 10-Q.
“Company Balance Sheet Date” means June 30, 2018.
“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.
“Company Convertible Notes” means the 1.00% Senior Convertible Notes due 2018 issued by the Company pursuant to that the Company Convertible Notes Indenture.
“Company Convertible Notes Indenture” means that certain Indenture dated August 14, 2013 between the Company and Wells Fargo Bank, National Association, as Trustee, as amended by that certain First Supplemental Indenture, dated August 14, 2013, between the Company and Wells Fargo Bank, National Association, as Trustee.
“Company Credit Facility” means the loans and credit facility contemplated by that certain Credit Agreement, dated as of September 9, 2014, by and among the Company, the several banks and other financial institutions or entities from time to time parties thereto, JPMorgan Chase Bank, N.A. and SunTrust Bank., as co-syndication agents, Regions Bank, Fifth Third Bank, Bank of America, N.A., Barclays Bank plc, Wells Fargo Bank, National Association, Royal Bank of Canada,

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Deutsche Bank Securities Inc. and Compass Bank, as co-documentation agents, and JPMorgan Chase Bank, N.A., as administrative agent, as amended.
“Company Data” means the data contained in any databases owned by the Company and Company Subsidiaries (including any and all Trade Secrets and Personal Information) and all other information and data compilations possessed by the Company or any Company Subsidiary.
“Company Employee” means any employee, officer or director of the Company or any of the Company Subsidiaries.
“Company Employee Agreement” means any written employment, severance, retention, transaction bonus, change in control, or other similar material Contract between: (a) the Company or any Company Subsidiaries and (b) any Company Employee, other than any such Contract that (x) is terminable “at will” (or following a notice period imposed by applicable Law) without any material obligation on the part of the Company or any of the Company Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any Company Subsidiaries under applicable foreign Law, (y) does not provide for benefits not generally available to all Company Employees providing services in the applicable country, and (z) is in a form provided by the Company to Parent.
“Company Employee Benefit Plan” means an Employee Benefit Plan maintained, adopted, sponsored, contributed or required to be contributed to by the Company or any Company Subsidiary or under which the Company or any Company Subsidiary has or could have any liability.
“Company Equity Awards” means the Company Options, Company Restricted Shares, Company Performance Shares and Company RSUs.
“Company Intellectual Property” means all of the Technology and Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary.
“Company Material Adverse Effect” means any event, occurrence, fact, condition or change (an "Effect"), individually or in the aggregate, that has had or would be reasonably likely to have a material adverse effect on (a) the business, operations, assets, liabilities or financial condition of the Company and the Company Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger in a timely manner; provided, however, that that none of the following Effects shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Company Material Adverse Effect: (i) general economic or political conditions (or changes therein); (ii) conditions (economic, political, social, regulatory or otherwise) or changes in or events generally affecting the industries in which the Company and Company Subsidiaries operate; (iii) any Effects with respect to financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), national or international political conditions, armed hostilities or terrorism, or the escalation or worsening thereof including any hurricane, flood, tornado, earthquake, tsunami or other weather or natural disaster, or any

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outbreak of illness or other public health event or any other force majeure event, cyberattacks, or any national or international calamity or crisis, whether or not caused by any Person; (v) any action by the Company or any Company Subsidiary that is required by this Agreement, any action taken by the Company or any Company Subsidiary in accordance with the terms of this Agreement or any action taken (or omitted to be taken) by the Company or any Company Subsidiary with the written consent of or at the written request of Parent or Merger Sub; (vi) any changes in applicable Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vii) any changes arising directly or indirectly from the announcement, pendency or completion of the Transactions or any facts or circumstances relating to, or any actions taken or failed to be taken by, Parent or any of its Affiliates, including any Legal Proceeding with respect to this Agreement and the Transactions, including any Effects related to the identity of Parent and its Affiliates and any losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company or any Company Subsidiary; (viii) any natural or man-made disaster or acts of God; (ix) any decline in the market price, or change in trading volume, of the Common Stock, any decrease of the ratings or ratings outlook for the Company by any rating agency and the consequences of any such ratings or outlook decrease, any failure by the Company to meet any internal or published projections, forecasts or revenue, earnings, cost cutting or other predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), (x) any Legal Proceedings with respect to this Agreement or any of the Transactions; or (xi) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except that in the case of each of clauses (i), (ii), (iii), (iv), (vi) and (viii) such fact, circumstance, change, event, occurrence or effect shall be taken into account to the extent that such fact, circumstance, change, event, occurrence or effect has a disproportionately adverse impact on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and the Company Subsidiaries operate (in which case only the disproportionate adverse impact shall be taken into account in determining whether there has been a Company Material Adverse Effect).
“Company Option” means any option which immediately before the Effective Time, has not been exercised, has not expired or has not terminated, to purchase shares of Company Common Stock pursuant to the Stock Plans.
“Company Products” means any and all products and services that currently are marketed, offered, sold, licensed, provided or distributed by the Company or any Company Subsidiary.
“Company RSU” means each award of restricted stock units including those granted pursuant to a Restricted Stock Unit Agreement of the Company outstanding immediately before the Effective Time under any Stock Plan, including any restricted stock unit that is subject to performance-based vesting, but not including any Company Restricted Share or Company Performance Share.
“Company Service Provider” means, at any given time, (i) any Company Employee, or (ii) any director, officer or individual independent contractor or consultant of the Company or any of the Company Subsidiaries.
“Company Termination Fee” means, (i) Thirteen Million Dollars ($13,000,000) if the Company Termination Fee is payable pursuant to Section 6.3(b) due to a termination of this

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Agreement pursuant to Section 6.1(d)(iii) by the Company in order to enter into a definitive Company Acquisition Agreement for a Superior Proposal with an Excluded Party and such Company Acquisition Agreement is entered into prior to the No-Shop Period Start Date, and (ii) Thirty-Nine Million, One Hundred Thousand Dollars ($39,100,000) in all other circumstances. The parties agree and acknowledge that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
“Compliant” means, with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to made such Required Information not materially misleading, (ii) contains financial information on the date first delivered that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day thereafter prior to the Closing Date to permit a registration statement using such financial statements to be declared effective by the SEC, (iii) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in the Required Information; and (iv) the Company or its auditors have not indicated its intent or need to undertake a restatement of any financial statements included in the Required Information (it being understood the Required Information will be Compliant in respect of this clause (iv) one (1) Business Day after the date such restatement is completed or the Company has informed Parent that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no such restatement is required in accordance with GAAP).
“Contract” means any written agreement, contract, subcontract, lease, understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment.
“Damages” means any losses, damages, claims, costs, expenses, interest, awards, judgments or penalties.
“Employee Benefit Plan” means (i) any “employee benefit plan” (as such term is defined in ERISA § 3(3)); and (ii) any other employee benefit plan, program, policy, practice or arrangement, including any retirement or deferred compensation plan, profit sharing plan, or unemployment compensation plan, incentive compensation plan, disability plan, or paid time off or leave policy that does not constitute an “employee benefit plan” (as defined in ERISA § 3(3)).
“Employee Option” means any Company Option granted to an individual in his or her capacity as an employee of the Company or an applicable Company Subsidiary for applicable employment Tax purposes.
“Entity” means any corporation (including any non‑profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental Laws” means any, foreign, state and local Law or legal requirement, including regulations, orders, permits, licenses, approvals, ordinances, directives and the common

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Law, pertaining to pollution, the environment and natural resources, the regulation of the indoor or outdoor environment or human health and safety, or the reporting, monitoring, regulation, management or disclosure of Hazardous Substances, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Occupational Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar Federal, foreign, state or local Law.
“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible or exchangeable or exercisable thereto or therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.
“Excluded Party” shall mean any Third Person or group of Persons that includes any Third Person or group of Third Persons, from whom the Company or any of its Representatives has received, whether prior to or following the Agreement Date but in any event prior to the No-Shop Period Start Date a written Acquisition Proposal (inclusive of any amendment or modification thereto, regardless of when delivered) if the Company Board determines in good faith (such determination to be made no later than ten (10) Business Days after the No-Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, that such Acquisition Proposal (inclusive of any amendment or modification thereto, regardless of when delivered) constitutes or could reasonably be expected to result in a Superior Proposal; provided that any such Third Person or group of Persons shall cease to be an Excluded Party at such time as such Third Person or group of Persons withdraws its Acquisition Proposal(s) or such Acquisition Proposal is abandoned; provided, further, that, for the avoidance of doubt, any amended or modified Acquisition Proposal submitted by an Excluded Party shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Acquisition Proposal.
“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing (or any alternative or replacement Debt Financing) in connection with the Transactions, including the lead arranger or arranger or any of the parties to the Debt Commitment Papers and any joinder agreements or credit agreements relating thereto, and each of the respective former, current or future directors, officers, Affiliates, employees, partners or advisors of the foregoing.
“Financing Sources Provisions” means the definitions of "Debt Commitment Letter" and "Financing Sources" and Section 6.2, Section 6.3(h), Section 7.1, Section 7.4, Section 7.5, Section 7.7 and Section 7.12.

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“Fraud” means actual and intentional fraud by a party hereto and does not include, and no claim may be made by any Person in relation to this Agreement or the transactions contemplated hereby for (i) constructive fraud or other claims based on constructive knowledge or (ii) negligent misrepresentation, equitable fraud or any other fraud based claim or theory that requires something less than actual knowledge of the fraudulent conduct.
“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.
“Governmental Authority” means any federal, state, local, regional or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority of competent jurisdiction.
“Hazardous Substance” means (A) any “hazardous substance,” as defined by CERCLA, (B) any “hazardous waste,” as defined by RCRA or any applicable state Law, and (C) any chemical, substance, product, by-product, pollutant, contaminant, hazardous material, toxic air contaminant, or waste (including substances with similar terminology regulated on account of their actual or suspected deleterious qualities) monitored, regulated, managed or subject to any Environmental Law, including any substances which constitute a nuisance or a trespass.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.
“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money (except for any indebtedness among such Person and its wholly owned subsidiaries or among wholly owned Subsidiaries of such Person), (b) all indebtedness for the deferred purchase price of property or services except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business (including repurchase agreements, fails to receive and pending trades, and other payables to clearing organizations, brokers, dealers and customers), accrued compensation (including legal reserves, asset retirement obligations and property provisions), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases (excluding, for the avoidance of doubt, any operating leases), (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities to the extent drawn and (g) any liability of others described in clauses (a) through (f) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (a) through (g) above any accrued and unpaid interest or penalties thereon.

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“Intellectual Property Rights” means any and all statutory and/or common law rights throughout the world in, arising out of, or associated with any of the following: (i) all United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secrets and similar rights in confidential information, know-how, and materials (collectively, “Trade Secrets”); (iii) copyrights and all other rights corresponding thereto in any works of authorship (collectively, “Copyrights”); (iv) all trademark rights and similar rights in trade names, logos, trademarks and service marks (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names (collectively, “Domain Names”); (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) any registrations of or applications to register any of the foregoing.
“Knowledge” means, with respect to (x) the Company, the actual knowledge of those individuals set forth in Section 1.1 of the Company Disclosure Schedules that such individuals would have if such individuals had conducted a reasonable inquiry of the direct reports of such individuals that have primary responsibility for such matters and (y) Parent or Merger Sub, the actual knowledge of those individuals set forth in Section 1.1 of the Parent Disclosure Schedules that such individuals would have if such individuals had conducted a reasonable inquiry of the direct reports of such individuals that have responsibility for such matters.
“Legal Proceeding” means any action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, Judgment, decree, other requirement or rule of law of any Governmental Authority, excluding, for the avoidance of doubt, the provisions of any Contract between the Company or any Company Subsidiary and a Governmental Authority entered into in the ordinary course with respect to Company Products.
“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, claim, infringement, interference, option, right of first refusal, preemptive right, encumbrance or community property interest of any kind or nature whatsoever.
“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date on which (i) Parent has the Required Information and (ii) the Required Information is Compliant (provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period will be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Marketing Period has not commenced and within three (3) Business Days after the delivery of such notice by the Company, Parent delivers a written notice to the Company to that effect (setting forth with specificity why Parent believes the Marketing

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Period has not commenced), during which no event has occurred and no conditions exist that would cause any of the conditions to the Closing set forth in Section 5.1 or Section 5.3 to fail to be satisfied before the Closing (assuming the Closing were to be scheduled for any time during such 15 Business Day period); provided that (i) neither July 5, 2018 nor July 6, 2018 shall constitute a Business Day for the purpose of calculating the 15 consecutive Business Day period and (ii) if the Marketing Period has not ended on or prior to August 17, 2018, the Marketing Period shall not commence earlier than September 3, 2018; provided, further, that, for the avoidance of doubt, the required delivery of any information in accordance with paragraph 7(a)(y)(ii) of Exhibit D to the Debt Commitment Letter for any fiscal period shall result in the “restart” of the Marketing Period, notwithstanding that a period  of fifteen (15) consecutive Business Days shall have passed throughout which Parent has had what would otherwise have constituted the Required Information (were the Closing to have occurred prior to such required delivery of financial information for such subsequent period) and such information having been Compliant throughout such period. Notwithstanding the foregoing, the Marketing Period will end on any earlier date on which the Debt Financing is obtained.
“NASDAQ” means the Nasdaq Stock Market.
“Non-Employee Option” means each Company Option that is not an Employee Option.
“Object Code” means computer Software in binary form that, is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.
“Open Source License” means a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), and any other license that requires, as a condition of distribution of the Software licensed thereunder, that any other Software incorporated into, derived from, or distributed with the Software licensed thereunder be (i) disclosed or distributed in Source Code form, (ii) licensed for purposes of preparing derivative works, or (iii) redistributed at no charge.
“Ordinary Course License” means a non-exclusive Contract between the Company or any Company Subsidiary and a third party entered into in the ordinary course with respect to Company Products.
“Parent Termination Fee” means an amount, in cash, equal to Eighty-Five Million, Sixty Thousand Dollars ($85,060,000).
“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended.
“Permitted Lien” means (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice and not securing amounts more than thirty (30) days overdue; (ii) Liens for taxes, assessments and other governmental charges and levies that are not delinquent or that are being contested in good

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faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements in accordance with GAAP; (iii) Liens (other than Liens securing indebtedness for borrowed money but including Liens on cash collateral securing lines of credit in the ordinary course of business consistent with past practice), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the assets to which they relate; (iv) zoning, building and other similar codes and regulations; (v) Liens discharged substantially concurrent with or prior to the Closing; (vi) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements that have not been breached incurred in the ordinary course of business consistent with past practice; (vii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law in the ordinary course of business consistent with past practice; (viii) Ordinary Course Licenses entered into in the ordinary course of business consistent with past practice; (ix) Liens of title of a lessor under a capital or operating lease and (x) Liens arising under Indebtedness set forth Section 2.18(a)(iv) of the Company Disclosure Schedules.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means a natural person’s name, street address, telephone number, email address, photograph, social security number or other similar governmental identifier, driver’s license number, health information, biometric data, passport number, or customer or account number, user ID, or any other piece of information which on its own or in combination with any other piece of information allows the identification of a natural person.
“Redacted Fee Letters” means the fee letters (including all exhibits, annexes, schedules and attachments thereto) executed by the Financing Sources that have been redacted only with respect to fees, pricing, price caps in “market flex” provisions, other economic terms, thresholds, caps and “securities demand” provisions that are customarily redacted in connection with merger agreements of this type; provided, that such redactions do not cover terms related to the conditionality, availability, amount or termination of the Debt Financing or other funding being made available by the Financing Sources in any material respect.
“Registered Intellectual Property” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.
“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors, investment bankers and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended and the regulations promulgated thereunder.
“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

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“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code, (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iii) all user documentation, including user manuals and training materials, relating to any of the foregoing.
“Source Code” means computer Software and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.
“Stock Plans” means the Company’s 2014 Equity Incentive Plan, 2008 Equity Incentive Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan, Yodle, Inc. 2007 Equity Incentive Plan, 2017 Acquisio Inducement Award Plan, 2017 DonWeb Inducement Award Plan, 2016 Inducement Award Plan, 2011 Inducement Award Plan, 2010 Inducement Award Plan, 2009 Inducement Award Plan and any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of the Company Subsidiaries or any predecessor thereof or any other contract or agreement entered into by the Company or any of the Company Subsidiaries.
“Subsidiary” An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“Superior Proposal” means a bona fide written Acquisition Proposal for an Acquisition Transaction, on its most recently amended or modified terms, if amended or modified, which did not result from or arise in connection with an intentional and material breach of Section 4.5 by the Company, where all references to 15% in the definition of “Acquisition Transaction” shall be deemed to be references to 50%, which the Company Board determines in good faith (after consultation with its outside legal counsel and its financial advisor): (i) to be reasonably likely to be consummated if accepted; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger, in each case, taking into account at the time of determination such factors as the Company Board reasonably determines to be appropriate, including the various legal, financial and regulatory aspects of such Acquisition Proposal, all the terms and conditions of such Acquisition Proposal and this Agreement, any changes to the terms of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guarantee, if such changes are offered by Parent in response to such Acquisition Proposal in accordance with Section 4.5(g), the identity of the Person making such Acquisition Proposal, and the anticipated timing, conditions and the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).
“Tax” (and, with correlative meaning, “Taxes”) includes any federal, state, local, foreign, net income, gross income, gross receipts, windfall profit, severance, property, production, sales,

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use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, escheat payments or any other tax, of any kind whatsoever in the nature of a tax, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority.
“Tax Return” means any return (including any information return, claim for refund or amended return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax (including any attached schedule) or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to any Tax.
“Technology” means all tangible items constituting, disclosing or embodying any or all of the following: technology, technical information, know how, works of authorship, trade secrets, inventions (whether or not patented or patentable), show how, techniques, design rules, algorithms, routines, models, methodologies, Software, computer programs (whether Source Code or Object Code), files, compilations, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools and all user documentation.
“Third Person” means any Person or "group" (within the meaning of Section 13(d) of the Exchange Act), other than (a) the Company or any of its controlled Affiliates or (b) Parent or any of its Affiliates or any "group" including Parent or any of its Affiliates.
“Transaction Documents” means this Agreement, the Limited Guarantee, the Equity Commitment Letter, the Debt Commitment Letter and the schedules, annexes, appendices and exhibits hereto and thereto.
“Transaction Litigation” means any Proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiary or Parent and any of its Subsidiaries, as the case may be, arising from or relating to this Agreement or the Transactions, in each case except in connection with the Financing.
“Transactions” means the Merger and the other transactions contemplated by this Agreement, and, for purposes of Section 3.11 only, including, in reference to the obligations of Merger Sub and Parent hereunder, the Financing.
“Triggering Event” shall be deemed to have occurred if, prior to receiving the Company Stockholder Approval: (i) the Company Board shall have effected a Change in Company Board Recommendation (it being understood that for all purposes of this Agreement a communication by the Company Board to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any similar communication to stockholders of the Company in connection with the commencement of a tender offer or exchange offer that is not otherwise a Change in Company Board Recommendation, shall not be deemed to constitute a Change in Company Board Recommendation); or (ii) there has been a willful and material breach by the Company of Section 4.5.

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“Unvested Company Option” means a Company Option (or portion thereof) that is unvested as of immediately prior to the Effective Time.
“Vested Company Option” means a Company Option (or portion thereof) that is vested as of immediately prior to the Effective Time.
“Vested Company RSU” means a Company RSU (or portion thereof) that is vested as of immediately prior to the Effective Time.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988 (or any similar applicable local Law insofar as it relates to an employer’s obligations in the context of mass layoffs).

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